OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK

of

TB WOOD’S CORPORATION

at

$24.80 NET PER SHARE

by

FOREST ACQUISITION CORPORATION

a wholly owned subsidiary

of

ALTRA HOLDINGS, INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,
ON MONDAY, APRIL 2, 2007, UNLESS THE OFFER IS EXTENDED.

The offer contemplated by this Offer to Purchase (the “Offer”) is being made pursuant to the terms of an Agreement and Plan of Merger, dated February 17, 2007, by and among TB Wood’s Corporation, a Delaware corporation (the “Company”), Altra Holdings, Inc., a Delaware corporation (“Parent”), and Forest Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent (the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of this Offer by Purchaser, and further provides that, following the purchase of shares of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), pursuant to the Offer and promptly after the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”). The Company will continue as the surviving corporation after the Merger and will be a wholly owned subsidiary of Parent.

The board of directors of the Company has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Company Common Stock pursuant to the Offer and, if required under Delaware law, approve the Merger Agreement in accordance with the applicable provisions of Delaware law.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn before the expiration of the Offer (as extended, the “Offer Expiration Date”) a number of shares of Company Common Stock which, together with the shares of Company Common Stock then beneficially owned by Parent or Purchaser, represents at least sixty-six and two-thirds percent (66 2/3%) of the shares of Company Common Stock then outstanding determined on a fully diluted basis (including all shares of Company Common Stock which the Company may be required to issue within sixty (60) days following the Offer Expiration Date pursuant to Company stock options or warrants then outstanding that are vested or exercisable or that may become vested or exercisable as a result of the Offer), (b) the expiration or termination of certain governmental and regulatory waiting periods and (c) compliance by the Company with certain financial and business criteria.

IMPORTANT

Any stockholder of the Company desiring to tender shares of Company Common Stock must (a) for shares of Company Common Stock that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the broker, dealer, commercial bank, trust company or other nominee and request that such broker, dealer, commercial bank, trust company or other nominee tender the shares of Company Common Stock to Purchaser before the Offer Expiration Date, (b) for shares of Company Common Stock that are registered in the stockholder’s name and held in book-entry form (i) complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as described in Section 3—“Procedure for Tendering Shares of Company Common Stock” of this Offer to Purchase), (ii) if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal, (iii) deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), at its address on the back of this Offer to Purchase and (iv) transfer the shares of Company Common Stock through book-entry transfer into the account of the Depositary or (c) for shares of Company Common Stock that are registered in the stockholder’s name and held as physical certificates (i) complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal, (ii) have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal and (iii) deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such shares of Company Common Stock and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. Stockholders also may contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Letter of Transmittal, the certificates representing the shares of Company Common Stock and any other required documents must be received by the Depositary before the Offer Expiration Date, unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares of Company Common Stock” of this Offer to Purchase are followed. The method of delivery of shares of Company Common Stock, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

D.F. KING & CO., INC.

The date of this Offer to Purchase is March 5, 2007

i

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share, of the Company

Price Offered Per Share:	$24.80 net to you in cash, without interest

Scheduled Expiration of Offer:	12:00 Midnight, New York City time, on Monday, April 2, 2007, unless extended

The Purchaser:	Forest Acquisition Corporation, a wholly owned subsidiary of Altra Holdings, Inc.

The Company’s Board Recommendation:	The Company’s board of directors has unanimously recommended that you accept the Offer and tender your shares of Company Common Stock

The following are some of the questions you, as a stockholder of the Company, may have along with our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our,” and “us” refer to Purchaser.

What is the class and amount of securities being sought in the offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer”.

Who is offering to buy my securities?

Our name is Forest Acquisition Corporation. We are a Delaware corporation and a wholly owned subsidiary of Altra Holdings, Inc. We were formed for the purpose of acquiring all of the issued and outstanding shares of Company Common Stock. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Parent and Purchaser”.

How much are you offering to pay and in what form of payment?

We are offering to pay you $24.80 in cash (subject to applicable withholding taxes), without interest, for each share of Company Common Stock tendered and accepted for payment in the offer. See the “Introduction” and Section 2—“Acceptance for Payment and Payment”.

What does the board of directors of the Company think of the offer?

The Company’s board of directors has unanimously recommended that you accept the offer and tender your shares of Company Common Stock. Within ten business days after the date of this Offer to Purchase, the Company is required by law to publish, send or give to you (and file with the Securities and Exchange Commission) a statement as to whether it recommends acceptance or rejection of the offer, that it has no opinion with respect to the offer or that it is unable to take a position with respect to the offer. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions”.

Have any of the Company’s stockholders agreed to tender their shares of Company Common Stock?

Yes.  Thomas C. Foley has entered into a support agreement with Parent and Purchaser which provides, among other things, that he will irrevocably tender, or cause to be tendered, 1.6 million shares of his Company Common Stock in the offer. Mr. Foley may only withdraw his shares of Company Common Stock from the offer if the support agreement is terminated in accordance with its terms, including if the merger agreement is terminated. The shares of Company Common Stock subject to the support agreement represent approximately 42.5% of the outstanding shares of Company Common Stock, as of February 17, 2007. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements”.

Are there any compensation arrangements between Parent and the Company’s executive officers or other key employees?

There are no compensation arrangements between Parent and the Company’s executive officers or other key employees.

What is the market value of my shares of Company Common Stock as of a recent date?

On February 16, 2007, the last trading day before we announced the execution of the merger agreement, the closing price of the Company Common Stock reported on the Nasdaq Global Market was $17.00 per share. On March 2, 2007, the last full day before commencement of the offer, the closing price of the Company Common stock reported on the Nasdaq Global Market was $24.56 per share. We advise you to obtain a recent quotation for the Company Common Stock in deciding whether to tender your shares of Company Common Stock. See Section 6—“Price Range of the Shares of Company Common Stock; Dividends on the Shares of Company Common Stock.”

Will I have to pay any fees or commissions?

If you are the record owner of your shares of Company Common Stock and you tender your shares of Company Common Stock to Purchaser in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares of Company Common Stock through a broker or other nominee, and your broker or other nominee tenders your shares of Company Common Stock on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes.  Parent will provide us with sufficient funds to pay for all shares of Company Common Stock tendered and accepted for payment in the offer and to provide funding for the merger, which is expected to follow the completion of the offer. The offer is not subject to any financing condition. See Section 10—“Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender in the offer?

We believe our financial condition is not relevant to your decision to tender shares of Company Common Stock in the offer because the offer is being made for all outstanding shares of Company Common Stock, the form of payment consists solely of cash, and the offer is not subject to any financing condition. Parent will provide us with sufficient funds from cash on hand, borrowings under existing credit facilities and borrowings under binding commitment letters from affiliates of Jefferies & Company to pay for all shares of Company Common Stock tendered and accepted for payment in the offer and to provide funding for the merger, which is expected to follow the completion of the offer. See Section 10—“Source and Amount of Funds”.

How long do I have to decide whether to tender in the offer?

Unless we extend the expiration date of the Offer, you will have until 12:00 midnight, New York City time, on Monday, April 2, 2007, to tender your shares of Company Common Stock in the offer. If you cannot deliver everything that is required to tender your shares of Company Common Stock by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares of Company Common Stock”.

Can the offer be extended and under what circumstances can the offer be extended?

Our ability to extend the offer is subject to the terms of the merger agreement and applicable law. We are required by the merger agreement to extend the offer if, at any offer expiration date, any of the conditions to the offer have not be satisfied or waived until the earliest to occur of:

•	the satisfaction or waiver of such conditions to the offer; or

•	April 30, 2007 or, if any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any foreign antitrust laws shall not have expired or been terminated, June 15, 2007.

See Section 1—“Terms of the Offer” for additional information about our obligations to extend the offer.

Will you provide a subsequent offering period?

We are permitted by the merger agreement to provide a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. If all of the conditions to the offer have been satisfied or waived at the offer expiration date, we will accept for payment and promptly pay for all shares of Company Common Stock validly tendered and not withdrawn in the offer. After acceptance for payment of shares of Company Common Stock validly tendered in the offer, if we do not hold at least 80% of the then outstanding shares of Company Common Stock, then we shall have the right to provide for a subsequent offering period for at least ten (10) business days, in which event we shall:

•	give the required notice of such subsequent offering period; and

•	accept for payment and promptly pay for all tendered shares of Company Common Stock as they are tendered during such subsequent offering period.

We are required by the merger agreement to provide a subsequent offering period if, after acceptance for payment of shares of Company Common Stock validly tendered in the offer, we hold more than 80% but less than 90% of the then outstanding shares of Company Common Stock.

Although we may have the right to provide a subsequent offering period, we do not currently intend to provide a subsequent offering period unless otherwise required to do so by the merger agreement. During the subsequent offering period, if one is provided, you would be permitted to tender, but not withdraw, your shares of Company Common Stock and receive $24.80 per share of Company Common Stock, net to you in cash, without interest. See Section 1—“Terms of the Offer” and Section 13—“The Merger Agreement; Other Agreements.”

How will I be notified if the offer is extended or a subsequent offering period is provided?

If we extend the offer or provide a subsequent offering period, we will inform American Stock Transfer & Trust Company, the depositary for the offer, and notify stockholders of the Company by making a public announcement of the extension, before 9:00 a.m., New York City time, on the business day after the scheduled offer expiration date. See Section 1—“Terms of the Offer.”

What is the “Minimum Condition” to the offer?

We are not obligated to purchase any shares of Company Common Stock in the offer unless there have been validly tendered in the offer and not withdrawn before the offer expiration date a number of shares of Company Common Stock which, when taken together with the shares of Company Common Stock, if any, then beneficially owned by Parent, Purchaser or any of their subsidiaries, represent at least 66 2/3% of:

•	the number of shares of Company Common Stock then outstanding; plus

•	the number of shares of Company Common Stock issuable pursuant to all stock options or warrants vested or exercisable, or that may become vested or exercisable, within 60 days following the offer expiration date.

We refer to this condition as the “Minimum Condition.”

What are the most significant conditions to the offer other than the Minimum Condition?

In addition to the Minimum Condition, we shall not be obligated to purchase any shares of Company Common Stock that are validly tendered in the offer if, among other things:

•	any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any foreign antitrust laws shall not have expired or been terminated;

•	there shall be any statute, rule, regulation, judgment, order or injunction by any governmental entity that seeks to or is reasonably likely to challenge, restrain, materially limit, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the shares of Company Common Stock by us, the operation of the business by us or the consummation of the merger;

•	there shall have occurred or arisen any facts, changes, events, developments or circumstances that, individually or in the aggregate, have had or would have a material adverse effect on the Company;

•	certain fundamental representations and warranties of the Company set forth in the merger agreement shall not be true and correct in all material respects, or the remaining representations and warranties of the Company shall not be true and correct in all respects as of the date of the merger agreement and the offer expiration date, except where the failure of such remaining representations and warranties to be true and correct has not had, in the aggregate, a material adverse effect on the Company;

•	the Company shall have failed in any material respect to comply with any agreement or covenant to be performed by it, and such failure shall not have been cured;

•	the merger agreement shall have been terminated in accordance with its terms; or

•	the Company shall not have filed with the SEC the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 at least 20 days prior to the offer expiration date.

The offer is also subject to a number of other conditions. See Section 14—“Conditions of the Offer.”

How do I tender my shares of Company Common Stock?

To tender your shares of Company Common Stock, you must:

•	complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with your certificates representing your shares of Company Common Stock and any other required documents, to the depositary as set forth in Section 3—“Procedure for Tendering Shares of Company Common Stock” of this Offer to Purchase;

•	tender your shares of Company Common Stock pursuant to the procedure for book-entry transfer set forth in Section 3—“Procedure for Tendering Shares of Company Common Stock” of this Offer to Purchase; or

•	if your certificates representing your shares of Company Common Stock are not immediately available or if you cannot deliver such certificates and any other required documents to the depositary prior to the Offer Expiration Date, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, tender your shares of Company Common Stock in compliance with the guaranteed delivery procedures described in Section 3—“Procedure for Tendering Shares of Company Common Stock” of this Offer to Purchase.

Can holders of vested stock options or holders of warrants participate in the offer?

The offer is only for shares of Company Common Stock and not for any options or warrants to acquire shares of Company Common Stock. If you hold vested but unexercised stock options or exercisable warrants and you wish to participate in the offer, you must exercise your stock options or warrants in accordance with the terms of the applicable stock option plan or warrant agreement and tender the shares of Company Common Stock received upon the exercise in accordance with the terms of the offer. Any Company stock options or warrants that remain unexercised after the offer expiration date, will, upon the Merger, become fully vested and be converted into the right to receive the offer price minus the applicable exercise price per share of such stock option or warrant. See Section 3—“Procedure for Tendering Shares of Company Common Stock.”

How do I withdraw previously tendered shares of Company Common Stock?

To withdraw your shares of Company Common Stock, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to American Stock Transfer & Trust Company, the depositary for the offer, while you still have the right to withdraw the shares of Company Common Stock. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw shares of Company Common Stock that I have tendered?

If you tender your shares of Company Common Stock, you may withdraw them at any time until the offer has expired. In addition, if we have not agreed to accept your shares of Company Common Stock for payment by May 4, 2007, you may thereafter withdraw them at any time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

When and how will I be paid for my tendered shares of Company Common Stock?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn shares of Company Common Stock promptly after the later of the offer expiration date and the satisfaction or waiver of the conditions to the offer. See Section 14—“Conditions of the Offer.”

We will pay for your validly tendered and not withdrawn shares of Company Common Stock by depositing the purchase price with American Stock Transfer & Trust Company, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares of Company Common Stock will be made only after timely receipt by American Stock Transfer & Trust Company of certificates for such shares of Company Common Stock (or of a confirmation of a book-entry transfer of such shares of Company Common Stock), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares of Company Common Stock. See “Section 3—“Procedure for Tendering Shares of Company Common Stock.”

What are the federal income tax consequences of participating in the offer?

In general, your sale of shares of Company Common Stock pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See Section 5—“Certain Material U.S. Federal Income Tax Consequences”.

Will the offer be followed by a merger if all shares of Company Common Stock are not tendered in the offer?

If we accept for payment and pay for shares of Company Common Stock in the offer, Purchaser is required to merge with and into the Company, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and the Company’s certificate of incorporation and bylaws, and a vote of the Company’s stockholders, if a vote is required. The Company will be the surviving corporation in the merger and will become a wholly owned subsidiary of Parent. In the merger, the Company’s stockholders who did not tender their shares of Company Common Stock will receive $24.80 per share in cash (or any different price per share of Company Common Stock that is paid in the offer) in exchange for their shares of Company Common Stock in the merger, without interest. In addition, in the merger options or warrants issued by the Company will become vested and will be converted into the right to receive $24.80 minus the exercise price per share of such option or warrant. If we acquire at least 90% of the issued and outstanding shares of Company Common Stock in the offer, including in any subsequent offering period, we may be able to effect the merger without convening a meeting of the stockholders of the Company. There are no appraisal rights available in connection with the offer, but stockholders who have not sold their shares of Company Common Stock in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of Delaware law, if those rights are perfected. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements”.

If I decide not to tender, how will the offer affect my shares of Company Common Stock?

If you do not tender your shares of Company Common Stock in the offer and the merger with Purchaser takes place, your shares of Company Common Stock will be cancelled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per share of Company Common Stock that you would have received had you tendered your shares of Company Common Stock in the offer. Accordingly, if the merger takes place, the differences to you between tendering your shares of Company Common Stock and not tendering your shares of Company Common Stock in the offer are that if you tender your shares of Company Common Stock in the offer, you will be paid earlier and you will not have appraisal rights under Delaware law.

Who can I talk to if I have questions about the offer?

You may call D. F. King, the information agent for the offer, at (800) 949-2583 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

To the Stockholders of the Company:

INTRODUCTION

We, Forest Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Altra Holdings, Inc., a Delaware corporation (“Parent”), are offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of TB Wood’s Corporation, a Delaware corporation (the “Company”), at a price of $24.80 per share of Company Common Stock, net to the seller in cash, without interest (such price, or any different price per share of Company Common Stock as may be paid in the Offer (as defined below), is referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made according to an Agreement and Plan of Merger, dated as of February 17, 2007 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of the Company’s stockholders, Purchaser will be merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each share of Company Common Stock then outstanding (other than shares of Company Common Stock owned by Parent, Purchaser or their subsidiaries or affiliates, or the Company or its stockholders who are entitled to and properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price in cash, without interest.

The board of directors of the Company has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Company Common Stock pursuant to the Offer and, if required under Delaware law, approve the Merger Agreement in accordance with the applicable provisions of Delaware law.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer (the “Offer Expiration Date”), a number of shares of Company Common Stock which, when taken together with the shares of Company Common Stock, if any, then beneficially owned by Parent or Purchaser, represents at least 66 2/3% of (i) the number of shares of Company Common Stock then outstanding plus (ii) the number of shares of Company Common Stock issuable pursuant to all stock options or warrants vested or exercisable, or that may become vested or exercisable, within 60 days following the Offer Expiration Date. This condition is referred to herein as the “Minimum Condition.” The Offer is also subject to the satisfaction of certain other conditions as described in Section 14—“Conditions to the Offer”.

The Company has informed Purchaser that, as of February 15, 2007, (i) 3,767,128 shares of Company Common Stock were issued and outstanding and (ii) 619,848 shares of Company Common Stock were issuable upon the exercise, conversion or exchange of outstanding stock options and warrants to acquire shares of Company Common Stock that were vested and exercisable or would become vested or exercisable within 60 days following April 2, 2007, assuming all other applicable vesting conditions are satisfied. Based upon the foregoing, as of February 15, 2007, the Minimum Condition would be satisfied if approximately 2,924,651 shares of Company Common Stock were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and Purchaser accepts for payment and pays for the shares of Company Common Stock tendered in the Offer, Purchaser will be able to designate directors constituting a majority of the Company’s board of directors. See Section 12—“Purpose of the Offer; Plans for the Company; Other Matters” and Section 13—“The Merger Agreement; Other Agreements.”

Mr. Thomas C. Foley has entered into a support agreement with Parent and Purchaser, dated February 17, 2007, which provides, among other things, that he will irrevocably tender his shares of Company Common Stock in the Offer. Mr. Foley may only withdraw his shares of Company Common Stock from the Offer if the support agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. The support agreement also requires that Mr. Foley irrevocably tender any shares of Company Common Stock acquired after February 17, 2007, including upon the exercise of warrants or options to acquire shares of Company Common Stock or otherwise. The shares of Company Common Stock subject to the support agreement represent approximately 42.5% of the outstanding shares of Company Common Stock, as of February 15, 2007. See Section 13—“The Merger Agreement; Other Agreements”.

Sagent Advisors Inc. (“Sagent Advisors”), financial advisor to the Company, delivered its written opinion to the Company’s board of directors that, as of February 17, 2007 and based upon and subject to the factors and assumptions set forth therein, the $24.80 per share of Company Common Stock in cash to be received by the holders of shares of Company Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. Sagent Advisors provided its opinion for the information and assistance of the Company’s board of directors in connection with its consideration of the Offer and the Merger. The Sagent Advisors opinion is not a recommendation as to whether any holder of shares of Company Common Stock should tender their shares of Company Common Stock in connection with the Offer or how any holder of shares of Company Common Stock should vote with respect to the Merger. Pursuant to an engagement letter between the Company and Sagent Advisors, the Company has agreed to pay Sagent Advisors customary compensation for its services, including a fee paid upon delivery of Sagent Advisors’ opinion, and a transaction fee based upon the aggregate consideration payable in the transaction, which transaction fee is contingent upon consummation of the Offer.

We negotiated for a “top-up option” under the Merger Agreement, which, in certain circumstances and subject to certain limitations, provides us with the option to purchase additional shares of Company Common Stock from the Company at a price per share of Company Common Stock equal to the Offer Price (the “Top-Up Option”).

If, following the consummation of the Offer (or, if applicable, any Subsequent Offering Period (as defined in Section 1—“Terms of the Offer”)), more than 80% of the issued and outstanding shares of Company Common Stock have been validly tendered and not withdrawn, we have the option, subject to limitations, to purchase a number of additional shares of Company Common Stock sufficient to cause us to own one share more than 90% of the shares of Company Common Stock then outstanding, taking into account those shares issued upon the exercise of the Top-Up Option. Notwithstanding the foregoing, the number of shares of Company Common Stock to be purchased by us upon the exercise of the Top-Up Option may not exceed 19.9% of the shares of Company Common Stock outstanding on the date of the Merger Agreement. The purpose of the Top-Up option is to permit us to complete the Merger without a special meeting of the stockholders of the Company under the “short form” merger provisions of the DGCL. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire more than 88% but less than 90% of the issued and outstanding shares of Company Common Stock in the Offer. We could also acquire additional shares of Company Common Stock after completion of the Offer through other means, such as open market purchases. In any event, if Parent, Purchaser and their subsidiaries and affiliates acquire, in the aggregate, at least 90% of the issued and outstanding shares of Company Common Stock entitled to vote on the adoption of the Merger Agreement, we will effect the Merger under the “short-form” merger provisions of the DGCL. Stockholders who have not sold their shares of Company Common Stock in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 12—“Purpose of the Offer; Plans for the Company; Other Matters.” The Merger Agreement is described in Section 13—“The Merger Agreement; Other Agreements.”

Certain material U.S. federal income tax consequences of the sale of shares of Company Common Stock pursuant to the Offer and the Merger are described in Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

The Offer is made only for shares of Company Common Stock and is not made for any options or warrants to acquire shares of Company Common Stock. Holders of vested but unexercised options or warrants to purchase shares of Company Common Stock may exercise such options or warrants in accordance with the terms of the applicable option plan or warrant agreement and tender some or all of the shares of Company Common Stock issued upon such exercise. The tax consequences to holders of options or warrants of exercising those securities are not described under Section 5—“Certain Material U. S. Federal Income Tax Consequences.” Holders of options or warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options or warrants.

Tendering stockholders whose shares of Company Common Stock are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of shares of Company Common Stock in the Offer. Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, which is acting as the depositary for the Offer (the “Depositary”), and D.F. King & Co., Inc., which is acting as the information agent for the Offer (the “Information Agent”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY
DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay $24.80 per share of Company Common Stock, net to the seller in cash, without interest, for all shares of Company Common Stock validly tendered before the Offer Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term Offer Expiration Date shall be 12:00 midnight, New York City time, on Monday, April 2, 2007, unless and until, in accordance with the terms of the Merger Agreement and applicable law, Purchaser extends the period of time for which the Offer is open, in which case the Offer Expiration Date shall be the latest time and date at which the Offer, as so extended by Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Offer Expiration Date. Purchaser is required by the Merger Agreement to extend the Offer if, at the Offer Expiration Date, any of the conditions to the Offer have not be satisfied or waived until the earliest to occur of:

•	the satisfaction or waiver of such conditions to the Offer; or

•	April 30, 2007, or, if any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any foreign antitrust laws shall not have expired or been terminated, June 15, 2007.

Under no circumstances will interest be paid on the Offer Price for tendered shares of Company Common Stock, regardless of any extension of or amendment to the Offer or any delay in paying for the shares of Company Common Stock.

If, at the Offer Expiration Date, all of the conditions to the Offer have been satisfied or waived, we will accept for payment and promptly pay for shares of Company Common Stock tendered and not properly withdrawn in the Offer. After acceptance for payment of shares of Company Common Stock validly tendered in the Offer, if Parent and Purchaser do not hold at least 80% of the issued and outstanding shares of Company Common Stock, then we are permitted to provide a subsequent offering period of at least 10 business days (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”). In addition, we are required by the Merger Agreement to provide a Subsequent Offering Period if, after acceptance for payment of shares of Company Common Stock validly tendered in the Offer, we hold more than 80% of the outstanding shares of Company Common Stock.

A Subsequent Offering Period would be an additional period of time following the Offer Expiration Date during which stockholders of the Company could tender shares of Company Common Stock not tendered in the Offer and receive the Offer Price. During a Subsequent Offering Period, if any, we will accept for payment and promptly pay for all tendered shares of Company Common Stock as they are tendered during such Subsequent Offering Period as required by Rule 14d-11 under the Exchange Act of 1934, and tendering stockholders will not have withdrawal rights. Although Purchaser may have the right to provide a Subsequent Offering Period, Purchaser does not currently intend to provide a Subsequent Offering Period unless required to do so by the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the Offer Expiration Date, a number of shares of Company Common Stock which, when taken together with the shares of Company Common Stock, if any, then beneficially owned by Parent or Purchaser, represents at least 66 2/3% of (i) the number of shares of Company Common Stock then outstanding plus (ii) the number of shares of Company Common Stock issuable pursuant to all stock options or warrants vested or exercisable, or that may become vested or exercisable, within 60 days following the Offer Expiration Date. In addition to the Minimum Condition, Purchaser shall not be obligated to purchase any shares of Company Common Stock that are validly tendered in the Offer if, among other things, (i) any applicable waiting periods under the HSR Act, and any foreign antitrust laws shall not have expired or been terminated, (ii) there shall be any statute, rule, regulation, judgment, order or injunction by any governmental entity or any threatened or pending suit, action or proceeding by any governmental entity that would or that seeks to challenge, restrain, materially limit, prevent, prohibit or make illegal the acceptance for payment, payment for or purchase of some or all of the shares of Company Common Stock by us, the operation of the business by us or the consummation of the Merger or would otherwise have a material adverse effect on the Company, (iii) there shall have occurred or arisen any facts, changes, events, developments or circumstances that, individually or in the aggregate, have had or would have a Company Material Adverse Effect (as defined in Section 14—“Conditions of the Offer”), (iv) certain fundamental representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in all material respects, and the remaining representations and warranties of the Company shall not be true and correct in all respects as of the date of the Merger Agreement and the Offer Expiration Date, except where the failure of such remaining representations and warranties to be true and correct has not had, in the aggregate, a Company Material Adverse Effect, (v) the Company shall have failed in any material respect to comply with any agreement or covenant to be performed by it, and such failure shall not have been cured, (vi) the Merger Agreement shall have been terminated in accordance with its terms, (vii) the Company shall not have filed with the SEC the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 at least 20 days prior to the Offer Expiration Date and (viii) certain other conditions as set forth in this Offer to Purchase in Section 14—“Conditions of the Offer” shall not have been satisfied.

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Offer Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of the Company, we may not:

•	decrease the Offer Price;

•	change the form of consideration to be paid in the Offer;

•	reduce the maximum number of shares of Company Common Stock sought to be purchased in the Offer;

•	amend or modify any of the conditions of the Offer described in Section 14—“Conditions of the Offer” or impose any additional conditions to the Offer other than or in addition to the conditions described in Section 14—“Conditions of the Offer”;

•	amend or waive the Minimum Condition; or

•	extend the expiration of the Offer, other than as permitted by the Merger Agreement.

Notwithstanding the foregoing, pursuant to the Merger Agreement, the Offer Price will be adjusted appropriately to reflect the effect of any reverse stock split, stock dividend, cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the shares of Company Common Stock occurring prior to the Offer Expiration Date. If the Offer Price is adjusted under this provision of the Merger Agreement, Purchaser will amend the Offer to reflect the adjusted Offer Price and will extend the Offer Expiration Date for such period, if any, required by applicable law or the rules and regulations of the SEC.

Subject to Purchaser’s obligations to extend the Offer as described above, if by 12:00 midnight, New York City time, on Monday, April 2, 2007 (or any other time or date subsequently set as the Offer Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, Purchaser may, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC:

•	terminate the Offer, not accept for payment or pay for any shares of Company Common Stock and return all tendered shares of Company Common Stock to tendering stockholders;

•	waive any of the unsatisfied conditions of the Offer, other than the Minimum Condition, and, subject to complying with the rules and regulations of the SEC applicable to the Offer, accept for payment and pay for all shares of Company Common Stock validly tendered and not properly withdrawn before the Offer Expiration Date;

•	extend the Offer and, subject to the rights of stockholders to withdraw shares of Company Common Stock until the Offer Expiration Date, retain the shares of Company Common Stock that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend or make modifications to the Offer, to the extent permitted by the Merger Agreement.

If Purchaser extends the Offer, or if Purchaser is delayed in its payment for shares of Company Common Stock or is unable to pay for shares of Company Common Stock in the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered shares of Company Common stock on behalf of Purchaser, and such shares of Company Common Stock may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of Purchaser to delay payment for shares of Company Common Stock that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the shares of Company Common Stock). Without limiting the obligation of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view to be that an offer should remain open for a minimum of five (5) business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of ten (10) business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires an offer remain open for a minimum of ten (10) business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

The Company has agreed to provide Purchaser with the Company’s stockholder list and security position listing for the purpose of disseminating this Offer to Purchase (and related documents) to holders of shares of Company Common Stock. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of Purchaser to record holders of shares of Company Common Stock and will be furnished by or on behalf of Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares of Company Common Stock.

2.  Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—“Terms of the Offer,” Purchaser will accept for payment and promptly pay for all shares of Company Common Stock validly tendered before the Offer Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” If Purchaser provides a Subsequent Offering Period, Purchaser will accept for payment and promptly pay for all tendered shares of Company Common Stock as they are tendered during such Subsequent Offering Period as required by Rule 14d-11 under the Exchange Act. See Section 1—“Terms of the Offer.” For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for shares of Company Common Stock, or to delay acceptance for payment or payment for shares of Company Common Stock, see Section 1—“Terms of the Offer.”

In all cases, payment for shares of Company Common Stock accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the shares of Company Common Stock, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares of Company Common Stock,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares of Company Common Stock”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of shares of Company Common Stock for shares of Company Common Stock tendered in the Offer will be the highest per share consideration paid to any other holder of shares of Company Common Stock for shares of Company Common Stock tendered in the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, shares of Company Common Stock properly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the shares of Company Common Stock in the Offer. Upon the terms and subject to the conditions of the Offer, payment for shares of Company Common Stock accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the shares of Company Common Stock, regardless of any extension of the Offer or any delay in making payment.

If any tendered shares of Company Common Stock are not accepted for payment for any reason, certificates representing unpurchased shares of Company Common Stock will be returned, without expense, to the tendering stockholder (or, in the case of shares of Company Common Stock delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, according to the procedures set forth in Section 3—“Procedure for Tendering Shares of Company Common Stock,” the Depositary will notify the Book-Entry Transfer Facility of Purchaser’s decision not to accept the shares of Company Common Stock and the shares of Company Common Stock will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

If Purchaser is delayed in its acceptance for payment or payment for shares of Company Common Stock or is unable to accept for payment or pay for shares of Company Common Stock in the Offer, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of Purchaser, retain tendered shares of Company Common Stock, and the shares of Company Common Stock may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.” See Section 15—“Certain Legal Matters; Regulatory Approval.”

Purchaser reserves the right to assign to Parent and/or one or more wholly owned subsidiaries of Parent any of its rights under the Merger Agreement, including the right to purchase shares of Company Common Stock tendered in the Offer, but no such assignment will relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for shares of Company Common Stock validly tendered and accepted for payment in the Offer.

3.	Procedure for Tendering Shares of Company Common Stock.

Valid Tender.  A stockholder must follow one of the following procedures to validly tender shares of Company Common Stock in the Offer:

•	for shares of Company Common Stock held as physical certificates, the certificates for tendered shares of Company Common Stock, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Offer Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the shares of Company Common Stock, the Letter of Transmittal and other documents must be received before the expiration of the Subsequent Offering Period);

•	for shares of Company Common Stock held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such shares of Company Common Stock must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Offer Expiration Date (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the shares of Company Common Stock, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery” before the Offer Expiration Date.

The method of delivery of shares of Company Common Stock, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares of Company Common Stock will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.  The Depositary has agreed to establish an account or accounts with respect to the shares of Company Common Stock at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of shares of Company Common Stock by causing the Book-Entry Transfer Facility to transfer the shares of Company Common Stock into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of shares of Company Common Stock may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Offer Expiration Date (except with respect to a Subsequent Offering Period, if one is provided, in which case the shares of Company Common Stock, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period), or the tendering stockholder must comply with the guaranteed delivery procedures described under “—Guaranteed Delivery” for a valid tender of shares of Company Common Stock by book-entry transfer. The confirmation of a book-entry transfer of shares of Company Common Stock into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares of Company Common Stock that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For shares of Company Common Stock to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal:

•	if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the shares of Company Common Stock) of shares of Company Common Stock tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	if shares of Company Common Stock are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a certificate representing a share of Company Common Stock is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a certificate representing a share of Company Common Stock not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificate representing a share of Company Common Stock must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.  If a stockholder desires to tender shares of Company Common Stock in the Offer and the certificates representing such shares of Company Common Stock are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Offer Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, before the Offer Expiration Date; and

•	the certificates representing the shares of Company Common Stock (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the Nasdaq Global Market.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by Purchaser.

Other Requirements.  Payment for shares of Company Common Stock accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	certificates representing the shares of Company Common Stock (or a timely Book-Entry Confirmation);

•	properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when certificates or Book-Entry Confirmations with respect to shares of Company Common Stock are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the shares of Company Common Stock, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy.  By executing the Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the shares of Company Common Stock tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such shares of Company Common Stock on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered shares of Company Common Stock. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment shares of Company Common Stock tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such shares of Company Common Stock or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such shares of Company Common Stock and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and the Company’s certificate of incorporation and bylaws, any other annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, for shares of Company Common Stock to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such shares of Company Common Stock, Purchaser must be able to exercise full voting, consent and other rights with respect to such shares of Company Common Stock and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of shares of Company Common Stock, for any meeting of the Company’s stockholders.

Options and Warrants.  The Offer is made only for shares of Company Common Stock and is not made for any options or warrants to acquire shares of Company Common Stock. Holders of vested but unexercised options to purchase shares of Company Common Stock and exercisable warrants may participate in the Offer only if they first exercise their options or warrants in accordance with the terms of the applicable option plan or warrant agreement and tender some or all of the shares of Company Common Stock issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Offer Expiration Date to assure the holder of such options or warrants that the holder will have sufficient time to comply with the procedures for tendering shares of Company Common Stock described in this Section.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares of Company Common Stock, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of shares of Company Common Stock, shall be resolved by Purchaser, in its sole discretion, whose determination shall be final and binding. Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of shares of Company Common Stock will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent, the Company or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional shares of Company Common Stock will be purchased.

Backup Withholding.  For a discussion of the backup withholding rules, see Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement.  Purchaser’s acceptance for payment of shares of Company Common Stock validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.	Withdrawal Rights.

Except as provided in this Section 4, or as provided by applicable law, tenders of shares of Company Common Stock are irrevocable.

Shares of Company Common Stock tendered in the Offer may be withdrawn according to the procedures set forth below at any time prior to the Offer Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser in the Offer, may also be withdrawn at any time after May 4, 2007.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the shares of Company Common Stock to be withdrawn, the number and type of shares of Company Common Stock to be withdrawn and the name of the registered holder of the shares of Company Common Stock to be withdrawn, if different from the name of the person who tendered the shares of Company Common Stock. If certificates representing shares of Company Common Stock have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such shares of Company Common Stock and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares of Company Common Stock have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares of Company Common Stock,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares of Company Common Stock and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of shares of Company Common Stock may not be rescinded, and any shares of Company Common Stock properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn shares of Company Common Stock may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares of Company Common Stock” at any time before the Offer Expiration Date.

No withdrawal rights will apply to shares of Company Common Stock tendered in a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to shares of Company Common Stock tendered in the Offer and previously accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, Parent, the Depositary, the Information Agent, the Company or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain Material U.S. Federal Income Tax Consequences.

The following discussion summarizes certain material U.S. federal income tax consequences expected to result to the holders of shares of Company Common Stock whose shares of Company Common Stock are sold in the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold shares of Company Common Stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, investors in partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding shares of Company Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequence to holders of shares of

Company Common Stock who acquired their shares of Company Common Stock through stock option or stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under the DGCL.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a U.S. holder is any beneficial owner of shares of Company Common Stock who is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has validly elected under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is any beneficial owner of shares of Company Common Stock who is not a U.S. holder for U.S. federal income tax purposes.

U.S. Holders

Effect of the Offer and the Merger.  The receipt of cash in exchange for shares of Company Common Stock in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for shares of Company Common Stock in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the shares of Company Common Stock surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the shares of Company Common Stock exceeded one (1) year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of shares of Company Common Stock (i.e. shares of Company Common Stock acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding.  Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger.  A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for shares of Company Common Stock in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met; or

•	the gain is effectively connected with the holder’s conduct of a trade or business in the United States, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non-U.S. holders are urged to consult their own tax advisors concerning any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding.  Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.	Price Range of the Shares of Company Common Stock; Dividends on Shares of Company Common Stock.

The shares of Company Common Stock are listed and traded on the Nasdaq Global Market under the symbol “TBWC.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the shares of Company Common Stock on the Nasdaq Global Market or, prior to the effectiveness of the Nasdaq Global Market, the Nasdaq National Market, as reported on published financial sources:

	High	Low

Fiscal Year Ended December 31, 2005
First Quarter	$7.00	$5.10
Second Quarter	$8.87	$5.00
Third Quarter	$7.39	$4.77
Fourth Quarter	$8.00	$6.09
Fiscal Year Ended December 31, 2006
First Quarter	$13.95	$6.90
Second Quarter	$14.98	$10.19
Third Quarter	$12.31	$9.09
Fourth Quarter	$17.74	$10.57
Fiscal Year Ended December 31, 2007
First Quarter (through March 2, 2007)	$24.73	$15.56

On February 16, 2007, the last full trading day before the public announcement of the execution of the Merger Agreement, the closing price reported on the Nasdaq Global Market was $17.00 per share of Company Common Stock. On March 2, 2007, the last full trading day before the commencement of the Offer, the closing price reported on the Nasdaq Global Market was $24.56 per share of Company Common Stock. Stockholders are urged to obtain a current market quotation for the shares of Company Common Stock.

The Purchaser has been advised that during the past two years the Company has paid a cash dividend of $0.09 per share with respect to the shares of Company Common Stock on each of November 17, 2006 and March 2, 2007. The Merger Agreement provides that following the end of each fiscal quarter the Company may declare and pay a quarterly dividend equal to $0.09 per share, provided that no dividend may be declared with respect to the fiscal quarter ended March 31, 2007 prior to May 1, 2007. Except as described in the preceding sentence or without Parent’s written consent, from February 17, 2007 until the earlier to occur of the termination of the Merger Agreement or effective time of the Merger (the “Effective Time”), the Company may not make, declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, equity securities or property) in respect of shares of the Company’s capital stock. The Company is not expected to declare or pay cash dividends after completion of the Offer.

7.	Effect of the Offer on the Market for Shares of Company Common Stock; Nasdaq Listing and Controlled Company Status; Exchange Act Registration.

Market for the Shares of Company Common Stock.  The purchase of shares of Company Common Stock in the Offer will reduce the number of shares of Company Common Stock that might otherwise trade publicly. As a result, the purchase of shares of Company Common Stock in the Offer could adversely affect the liquidity and market value of the remaining shares of Company Common Stock held by the public.

Nasdaq Listing and Controlled Company Status.  Depending upon the number of shares of Company Common Stock purchased in the Offer, the shares of Company Common Stock may no longer meet the published guidelines for continued listing on the Nasdaq Global Market. According to the published guidelines, the shares of Company Common Stock would only meet the criteria for continued listing on the Nasdaq Global Market if, among other things, there were at least 400 round lot holders, the minimum bid price for the shares of Company Common Stock was at least than $1 per share and either:

•	there were at least two market makers for the shares of Company Common Stock, the number of publicly-held shares of Company Common Stock (excluding shares of Company Common Stock held by officers, directors, and other concentrated holdings of 10% or more, such as held by Parent upon completion of the Offer) was at least 750,000, the market value of such publicly-held shares of Company Common Stock was at least $5 million, and stockholders’ equity was at least $10 million; or

•	there were at least four market makers for the shares of Company Common Stock, the number of publicly-held shares of Company Common Stock (excluding shares of Company Common Stock held by officers, directors, and other concentrated holdings of 10% or more, such as held by Parent upon completion of the Offer) was at least 1.1 million, the market value of such publicly-held shares of Company Common Stock was at least $15 million, and the market value of the shares of Company Common Stock was at least $50 million or the total assets and total revenue were at least $50 million.

If, as a result of the purchase of shares of Company Common Stock in the Offer, the shares of Company Common Stock no longer meet these standards, the quotations for the shares of Company Common Stock on the Nasdaq Global Market could be discontinued. In this event, the market for the shares of Company Common Stock would likely be adversely affected.

If the Nasdaq Global Market ceases to publish quotations for the shares of Company Common Stock, it is possible that the shares of Company Common Stock would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the shares of Company Common Stock and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly-held shares of Company Common Stock at such time, the interest in maintaining a market in the shares of Company Common Stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, the Company will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the Nasdaq Marketplace Rules, which means that the Company would be exempt from the requirement that the Company’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of the Company’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of the Company’s board of directors. The Company has agreed to elect “controlled company” status following completion of the Offer.

Exchange Act Registration.  The shares of Company Common Stock are currently registered under the Exchange Act. The purchase of the shares of Company Common Stock in the Offer may result in the shares of Company Common Stock becoming eligible for deregistration under the Exchange Act. Registration of the shares of Company Common Stock may be terminated upon application of the Company to the SEC if the shares of Company Common Stock are not listed on a national securities exchange and there are fewer than 300 record holders of shares of Company Common Stock. Termination of registration of the shares of Company Common Stock under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to its stockholders and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect the Company will apply for termination of registration of the shares of Company Common Stock under the Exchange Act as soon as the requirements for such termination are met.

8.	Certain Information Concerning the Company.

TB Wood’s Corporation.  The Company is a Delaware corporation with its principal executive offices at 440 North Fifth Avenue, Chambersburg, PA 17201. The telephone number of the Company at such office is (717) 264-7161. According to its Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2006, the Company is a worldwide manufacturer of mechanical and electronic products used in the process of power transmission for industrial and other commercial applications.

Available Information.  The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of the Company’s securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to the Company that have been filed via the EDGAR system.

None of Parent, Purchaser, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning the Company provided by the Company or contained in the periodic reports, documents and records referred to herein or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

9.	Certain Information Concerning Parent and Purchaser.

Parent and Purchaser.  Altra Holdings, Inc. is a Delaware corporation with its principal executive offices at 14 Hayward Street, Quincy, MA 02171. The telephone number of Parent at such office is (617) 328-3300. Parent is a leading global designer, producer and marketer of a wide range of mechanical power transmission and motion control products serving customers in a diverse group of industries, including energy, general industrial, material handling, mining, transportation and turf and garden.

Purchaser is a Delaware corporation that was recently formed at the direction of Parent for the purpose of effecting the Offer and the Merger. Purchaser is wholly owned by Parent. Until immediately before the time Purchaser purchases shares of Company Common Stock in the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Purchaser’s principal executive offices are located at 14 Hayward Street, Quincy, MA 02171. The telephone number of Purchaser at that office is (617) 328-3300.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and Parent are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither Parent, Purchaser nor any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of Parent or Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any shares of Company Common Stock or any other equity securities of the Company and (ii) neither Parent, Purchaser nor any of the persons or entities referred to in clause (i) above has effected any transaction in the shares of Company Common Stock or any other equity securities of the Company during the past sixty (60) days.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two (2) years there have been no negotiations, transactions or material contacts between Parent or any of its subsidiaries (including Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Parent, Purchaser or the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Parent, Purchaser nor the persons listed in Schedule I has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Pursuant to a support agreement, dated February 17, 2007, by and between Parent, Purchaser and Thomas C. Foley, Parent and Purchaser may be deemed to beneficially own 1,600,000 shares of Company Common Stock, representing approximately 42.5% of the total outstanding shares of Company Common Stock, as of February 15, 2007.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Parent is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, may be inspected at the SEC’s public reference library at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent and Purchaser have filed with the SEC via the EDGAR system.

10.	Source and Amount of Funds.

Completion of the Offer is not conditioned upon obtaining financing. Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $106.2 million plus any related transaction fees and expenses. In addition, Purchaser may assume or retire up to approximately 28.6 million of the Company’s indebtedness. Purchaser will acquire these funds from Parent, which intends to obtain the funds to be provided to Purchaser out of cash on hand, drawing on a portion the revolving credit facility of Altra Industrial Motion, Inc.’s (Parent’s wholly-owned subsidiary, “Altra Industrial”), and a follow-on offering to Altra Industrial’s existing 9% senior secured notes due 2011 (the “Tack-on Offering”). In addition, Parent has received a commitment from Jefferies Finance LLC to provide a bridge loan facility of up to $90 million (the “Bridge Loan Facility”). If Parent draws upon the Bridge Loan Facility, it expects to repay such amount from the Tack-on Offering. As of March 1, 2007, Parent had approximately $13.0 million in net cash on hand and approximately $27.1 million available under its senior revolving credit facility.

The following summary of financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the credit agreement, as amended, a copy of which is filed as an exhibit to Altra Industrial’s Registration Statement on Form S-4 filed with the SEC on May 16, 2005, as amended, and to the Tack-on Offering and Bridge Loan Facility commitment letters, copies of which are filed as exhibits to the Schedule TO and are incorporated by reference herein. You are urged to read the credit agreement and the commitment letters in their entirety for a more complete description of the provisions summarized below.

Senior Revolving Credit Facility.

General.  Altra Industrial’s senior revolving credit facility with Wells Fargo Foothill, Inc. and the other lenders thereto permits an aggregate borrowing of up to $30.0 million, which amounts may be repaid and reborrowed at any time prior to the maturity of the credit facility on November 30, 2009. Availability under the senior revolving credit facility is based on a formula that calculates the borrowing base, based on a percentage of the value of accounts receivable, inventory, owned real property and equipment, subject to customary eligibility requirements and net of customary reserves. All borrowings are subject to the satisfaction of customary conditions, including delivery of borrowing notice, accuracy of representations and warranties in all material respects and absence of defaults.

Interest and Fees.  Borrowings under the senior revolving credit facility bear interest, at Altra Industrial’s option, at the prime rate plus 1.25%, in the case of prime rate loans, or the LIBOR rate plus 2.50%, in the case of LIBOR rate loans.

Collateral.  Altra Industrial and certain of its domestic subsidiaries are borrowers under the senior revolving credit facility. Obligations of the borrowers under the senior revolving credit facility are secured by substantially all of the borrowers’ assets and the assets of each of their existing and subsequently acquired or organized domestic subsidiaries, including but not limited to: (a) a first-priority pledge of all the capital stock of subsidiaries held by all of the borrowers (which pledge, in the case of any foreign subsidiary, is limited to 100% of any non-voting stock and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in and mortgages on substantially all of the tangible and intangible assets of each borrower, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property, cash and proceeds of the foregoing (in each case subject to materiality thresholds and other exceptions).

Follow-on Offering of 9% Senior Secured Notes due 2011.

Altra Industrial has received a commitment from Jefferies Funding LLC to conduct a follow-on offering of Altra Industrial’s 9% senior secured notes due 2011, which would yield gross proceeds of up to $110,000,000. Altra Industrial currently has an aggregate principal amount of $165,000,000 outstanding under its 9% senior secured notes. The 9% senior secured notes are general obligations and are secured on a second-priority basis, equally and ratably, by security interests in substantially all Altra Industrial’s assets (other than certain excluded assets) and all of Altra Industrial’s subsidiaries’ capital stock (other than foreign subsidiaries which is limited to 65% of the voting stock), subject only to first-priority liens securing the senior revolving credit facility and other permitted prior liens. Except with respect to payments from the liquidation of collateral securing the first-priority liens as held by the senior revolving credit facility, the 9% senior secured notes are pari passu in right of payment with all of senior indebtedness, and to the extent of the security interests, effectively senior to all unsecured indebtedness. The 9% senior secured notes are senior in right of payment to any future subordinated indebtedness and are unconditionally guaranteed by all of Altra Industrial’s existing and future domestic restricted subsidiaries.

The indenture governing the 9% senior secured notes contains covenants which restrict Altra Industrial and its restricted subsidiaries. These restrictions limit or prohibit, among other things, their ability to (i) incur additional indebtedness, (ii) repay subordinated indebtedness prior to stated maturities, (iii) pay dividends on or redeem or repurchase stock or make other distributions, (iii) issue capital stock, (iv) make investments or acquisitions, (v) sell certain assets or merge with or into other companies, (vi) restrict dividends, distributions or other payments from subsidiaries, (vii) sell stock in subsidiaries, (viii) create liens and (ix) enter into certain transactions with stockholders and affiliates.

The Tack-on Offering will be made under terms substantially similar to those of the existing 9% senior secured notes. The consummation of the Tack-on Offering will be conditioned upon, among other things, (i) the conditions set forth in Section 14—“Conditions to Offer” being satisfied without modification or waiver that is materially adverse to Jefferies, (ii) the consummation of the Offer and Merger in accordance with the terms of the Merger Agreement, (iii) the discharge of certain existing Company indebtedness, (iv) receipt of all necessary regulatory approvals and consents, (v) the absence of a court or governmental order prohibiting the follow-on offering, (vi) the absence of a Company Material Adverse Effect, (vii) the amendment of Altra Industrial’s existing credit facility to permit the Tack-on Offering, and (viii) the obtaining of consents under Altra Industrial’s existing senior secured note indenture and senior note indenture. Jefferies Funding’s commitment to conduct the Tack-on Offering will expire automatically on the earliest of (i) the date of termination of the Offer, or the termination of the Merger Agreement, (ii) the closing of the issuance of the follow-on notes, (iii) 5:00 p.m., New York City time, on June 15, 2007, and (iv) the closing of the Bridge Loan Facility.

The discussion of the anticipated Tack-on Offering discussed above is not an offer to sell or the solicitation of an offer to buy any securities. Any such offering will only be offered and sold to qualified institutional buyers in reliance on Rule 144A, to certain institutional accredited investors and outside the United States in compliance with Regulation S under the Securities Act of 1933, as amended. The notes anticipated to be offered have not been registered under the Securities Act and may not be offered or sold in the United States, absent registration or an applicable exemption from such registration requirements.

Bridge Loan Facility.

Parent has received a commitment from Jefferies Finance LLC to provide a bridge loan facility to Purchaser of up to $90 million to finance the Offer and Merger. The availability of the Bridge Loan Facility will be conditioned upon, among other things, (i) the conditions set forth in Section 14—“Conditions to Offer” being satisfied without modification or waiver that is materially adverse to Jefferies, (ii) the consummation of the Offer and Merger in accordance with the terms of the Merger Agreement, (iii) the discharge of certain existing Company indebtedness, (iv) receipt of all necessary regulatory approvals and consents, (v) the absence of a court or governmental order prohibiting the Bridge Loan Facility, (vi) the absence of a Company Material Adverse Effect, and (vii) the granting of perfected first priority security interests in the collateral described below.

Interest Rate.  The Bridge Loan Facility will bear interest at a rate per annum equal to three month LIBOR, adjusted quarterly, plus a spread of 6.50%. The interest rate will increase by (i) 25 basis points upon the 30-day anniversary of the initial funding, plus (ii) an additional 25 basis points upon each 30-day anniversary following the 30-day anniversary of the initial funding. Interest will be payable monthly in arrears, on the maturity date and on the date of any prepayment of the Bridge Loan Facility. Interest on the Bridge Loan Facility (i) shall not exceed 13.0% per annum and (ii) shall not at any time be less than 11.5% per annum. To the extent the interest payable on the Bridge Loan Facility exceeds 12.5% per annum the Borrower shall have the option to pay such excess interest by capitalizing it to principal on the Bridge Loan Facility. Notwithstanding the limitations set forth in this paragraph, interest will accrue on any overdue amount, to the extent lawful, at a rate per annum equal to 200 basis points over the then current interest rate on the Bridge Loans, until such amount is paid in full.

Prepayment.  The Bridge Loan Facility may be repaid, in whole or in part, on a pro rata basis, at the option of the Purchaser at any time upon three business days’ prior written notice at a price equal to 100% of the principal amount thereof, plus all accrued and unpaid interest and fees to the date of repayment.

Maturity & Mandatory Rollover.  The Bridge Loan Facility will mature six months from the initial date of funding. If the Bridge Loan Facility is not repaid in full on or prior to the maturity date, and provided that no default has occurred and is continuing, the Bridge Loan Facility will be converted automatically into term loans due on the fourth anniversary of the maturity date. Such new term loans will be subject to an increasing interest rate for each three month period the loans remain outstanding.

Guarantees and Collateral.  Purchaser’s obligations under the Bridge Loan Facility will be guaranteed by Parent. In addition, the Bridge Loan Facility will be secured by a perfected first priority security interest in (i) all of the capital stock of (A) Purchaser, (B) Altra Industrial Motion, Inc., and (C) to the maximum extent permitted under the margin rules contained in Regulation U issued by the Federal Reserve Board, the Company, and (ii) a blocked account (and the amounts contained therein) maintained by Parent at a financial institution satisfactory to Jefferies Finance will (subject to release of amounts pursuant to the next sentence) at all times contain $10.0 million. Amounts maintained in the Blocked Account will be released, at the request of Jefferies Finance, only to pay principal, interest, premium (if any), fees and liquidated damages (if any) on the Bridge Loan Facility.

Other Terms.  The Bridge Loan Facility will contain customary representations and warranties and affirmative and negative covenants, in each case consistent with documentation for transactions of its type.

Jefferies Finance’s commitment to fund the Bridge Loan Facility will expire automatically on the earliest of (i) the date of termination of the Offer, or the termination of the Merger Agreement, (ii) the closing of the Bridge Loan Facility, (iii) 5:00 p.m., New York City time, on June 15, 2007, and (iv) the funding (in whole or in part) of the commitment to purchase Notes under the Tack-on Commitment Letter.

11.	Background of the Offer; Past Contacts, Negotiations and Transactions.

The following information was prepared by Parent and the Company. Information about the Company was provided by the Company, and we do not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its representatives did not participate.

As part of the continuous evaluation of its businesses and plans, Parent regularly considers a variety of strategic options and transactions. From time to time, Parent has considered a variety of potential strategic transactions in the electromechanical power transmission market.

Parent received a Confidentiality Agreement from the Company and Sagent Advisors on or about the week of October 20, 2006. Darren Gold, a Managing Director at Genstar Capital and a member of Parent’s Board, signed the Confidentiality Agreement on November 3, 2006.

On November 21, 2006, Parent submitted to Sagent Advisors an initial indication of interest in acquiring the Company at an enterprise value of $105 million to $115 million.

On or about the week of December 11, 2006, members of Parent’s management team attended a management presentation conducted by the Company, and was thereafter provided with access to certain information concerning the Company for purposes of conducting due diligence. From December 11, 2006 to February 19, 2007, representatives and advisors of Parent continued their due diligence investigation of the Company.

On December 14, 2006, members of Parent’s senior management team attended an informal dinner meeting with members of the Company’s management team.

On December 15, 2006, members of Parent’s senior management team (Mike Hurt — CEO, Carl Christenson — President and COO, Craig Schuele — VP Marketing and Business Development, Gerry Ferris — VP Global Sales, Tim McGowan — VP Human Resources, Ed Novotny — VP Boston Gear and Overrunning Clutch, Dave Ebling — GM Formsprag), a selected member of Parent’s Board of Directors (Darren Gold), and Parent’s advisors participated in a management presentation provided by the Company’s executive team (Bill Fejes — CEO, Joe Horvath — CFO, Tony Chien — VP Marketing Engineering Europe, Tony Metz — VP Human Resources, and Took Coder — VP Sales). Certain of Parent’s participants also toured the Chambersburg, PA and Scotland, PA facilities.

On December 16, 2006, Mike Hurt toured the Chambersburg, PA foundry and machine shop with Bill Fejes, the Company’s CEO.

On January 2-3, 2007, Mike Hurt, Craig Schuele, and Ed Novotny from Parent along with Bill Fejes and Lew Crist, the Company’s Director of Mechanical Manufacturing, conducted diligence tours at the Company’s San Luis Potosi, Mexico and San Marcos, TX facilities.

On January 4, 2007, members of Parent’s senior management team (Mike Hurt, Craig Schuele, Gerry Ferris, Tim McGowan, and Ed Novotny) participated in a supplemental management presentation provided by the Company’s executive team (Bill Fejes, Joe Horvath, Tony Chien, Tony Metz, Took Coder, and Lew Crist). One-on-one due diligence meetings were also conducted during the day.

On January 5, 2007, Mike Hurt toured the Company’s Scotland, PA electronics facility with Tom Paxton, the Company’s Operations Manager for that location.

On January 5, 2007, Tim McGowan and Tony Metz corresponded via e-mail discussing open job searches for field sales positions and the Company’s performance management system.

On or about January 10, 2007, Carl Christenson and Lew Crist participated in a telephone conversation discussing the capabilities of the Chambersburg, PA foundry and the capacity of the San Luis Potosi, Mexico operation.

On January 22, 2007, Parent received from Sagent Advisors a form of the proposed merger agreement. Sagent Advisors informed Parent that the Company’s advisors were available to discuss the proposed merger agreement prior to the bid deadline.

On January 25, 2007, Craig Schuele and an advisor of Parent participated in a conference call with Joe Horvath and Tony Metz to conduct follow-up due diligence on the Company’s insurance.

On January 25-26, 2007, Anna Voronina (Parent’s Manager of Business Development) and an advisor of Parent conducted a due diligence visit to Chambersburg, PA and held a series of meetings with Joe Horvath, Tony Chien and Took Coder. The primary focus of the visit was to conduct financial and accounting due diligence.

On January 26, 2007, the Board of Directors of Parent met to discuss the potential acquisition and authorized Parent to make an offer to purchase all outstanding shares of Company Common Stock for $20.00 per share, subject to confirmatory due diligence.

On February 2, 2007, Parent submitted a formal proposal to Sagent Advisors indicating its interest in purchasing 100% of the outstanding Company Common Stock for a cash purchase price of $20.00 per share, subject to the conditions set forth in the proposal.

On February 6, 2007, Parent submitted a revised written proposal to Sagent Advisors indicating its interest in purchasing 100% of the outstanding common stock of the Company for a cash purchase price of $22.00 per share, subject to the conditions set forth in the revised written proposal.

On February 9, 2007, JP Conte, the Chairman of Genstar Capital and a Director of Parent, confirmed by telephone to representatives of the Company and Sagent Advisors that Parent would be willing to pay $24.80 per share for 100% of the outstanding Company Common Stock.

From February 9, 2007 through the signing of the Merger Agreement on February 17, 2007, attorneys representing Parent and the Company and representatives of Parent and the Company negotiated the terms of the Merger Agreement and other transaction documents.

On the evening of February 19, 2007, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and related transactions.

12.	Purpose of the Offer; Plans for the Company; Other Matters.

Purpose of the Offer.  The purpose of the Offer is to enable Purchaser to acquire control of, and the entire equity interest in, the Company. The Offer is being made according to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for stockholders to receive the transaction consideration and to complete the acquisition of the Company. The purpose of the Merger is to acquire all issued and outstanding shares of Company Common Stock not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding shares of Company Common Stock.

If the Merger is completed, Parent will own 100% of the equity interests in the Company and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of the Company and entitlement to any increase in its value. Similarly, Parent would also bear the risk of any losses incurred in the operation of the Company and any decrease in the value of the Company.

Stockholders of the Company who tender and sell their shares of Company Common Stock in the Offer will cease to have any equity interest in the Company and to participate in any potential share price appreciation or any dividends with respect to Company Common Stock. If the Merger is completed, the remaining stockholders of the Company (other than Purchaser) will no longer have an equity interest in the Company and instead will have such rights automatically converted into the right to receive cash consideration or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current stockholders of the Company will not bear the risk of any decrease in the value of the Company after tendering and selling their shares of Company Common Stock in the Offer or receiving the cash consideration in the Merger.

Plans for the Company.  Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiaries, or the sale or transfer of a material amount of assets of the Company or its subsidiaries, other than the potential transfer of the ownership of the Company to our wholly owned subsidiary Altra Industrial Motion, Inc. or another subsidiary. After the purchase of the shares of Company Common Stock in the Offer, we will be entitled to appoint our representatives to the board of directors of the Company in proportion to our ownership of the outstanding shares of Company Common Stock, as described below under the caption “Board of Directors” in Section 13—“The Merger Agreement; Other Agreements.” After completion of the Offer and the Merger, the Company will be a wholly owned subsidiary of Parent. After completion of the Offer and the Merger, the reconstituted board of directors of the Company expects to work with the Company’s management to evaluate and review the Company and its business, assets, corporate structure, operations, properties and strategic alternatives and to integrate the Company into Parent’s business and market. As a result of this review and integration, it is possible that we could implement changes to the Company’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. Purchaser and, after completion of the Offer and the Merger, the reconstituted board of directors of the Company, reserve the right to change their plans and intentions at any time, as they deem appropriate.

After completion or termination of the Offer, we may seek to acquire additional shares of Company Common Stock through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices as we determine, which may be more or less than the price paid in the Offer. If we do not acquire sufficient shares of Company Common Stock in the Offer, including any Subsequent Offering Period, to complete the Merger under the “short-form” provisions of the DGCL, we may acquire additional shares of Company Common Stock by exercising the Top-Up Option, subject to the limitations set forth in the Merger Agreement.

Stockholder Approval.  Under the DGCL and the Company’s Certificate of Incorporation, as amended, the approval of the board of directors of Purchaser and the Company is required for approval of the Merger Agreement and the completion of the Merger, and the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the voting power of the outstanding shares of Company Common Stock is required to adopt and approve the Merger Agreement and the Merger, unless the “short-form” merger procedure described below is available. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the completion by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the approval of the Merger Agreement by the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Company Common Stock. The Company has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger. After Purchaser accepts for payment and pays for shares of Company Common Stock validly tendered in the Offer, and after the expiration of any Subsequent Offering Period, the Company has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement. The special meeting would be held as promptly as practicable after Purchaser accepts for payment and pays for shares of Company Common Stock validly tendered in the Offer, and after the expiration of any Subsequent Offering Period. Parent will vote, or cause to be voted, all of the shares of Company Common Stock then owned by it, Purchaser or any of their subsidiaries and affiliates in favor of the adoption of the Merger Agreement.

Short-Form Merger.  Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that Parent, Purchaser and their subsidiaries and affiliates acquire in the aggregate at least 90% of each class and series of capital stock of the Company in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the Top-Up Option), then Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of the Company, subject to compliance with the provisions of Section 253 of the DGCL. If Purchaser does not acquire sufficient shares of Company Common Stock in the Offer, including any Subsequent Offering Period, to complete a Short-Form Merger, Purchaser may exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of shares of Company Common Stock required to complete a Short-Form Merger, taking into account the shares of Company Common Stock issued upon exercise of the Top-Up Option. We could also seek to purchase additional shares of Company Common Stock in the open market or otherwise to permit us to complete a Short-Form Merger. Pursuant to the Merger Agreement, we are required to effect a Short-Form Merger if permitted to do so under the DGCL.

Appraisal Rights.  Holders of the shares of Company Common Stock do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is consummated, holders of the shares of Company Common Stock at the effective time of the Merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their shares of Company Common Stock. Dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Company Common Stock (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the shares of Company Common Stock could be based upon factors other than, or in addition to, the price per share of Company Common Stock to be paid in the Merger or the market value of the shares of Company Common Stock. The value so determined could be more or less than the price per share of Company Common Stock to be paid in the Merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holders’ shares of Company Common Stock will be automatically converted in the Merger into, and represent only the right to receive, the price per share of Company Common Stock to be paid in the Merger, without interest.

13.	The Merger Agreement; Other Agreements.

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as an exhibit to the Parent’s Current Report on Form 8-K filed on February 20, 2007 and is incorporated herein by reference. The following summary may not contain all of the information important to you. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase have the meanings set forth in the Merger Agreement.

The Offer.  The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in Section 1—“Terms of the Offer” and Section 14—“Conditions of the Offer”.

Merger.  The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” Purchaser will be merged with and into the Company, and each then outstanding share of Company Common Stock (other than shares owned by the Company, Parent, Purchaser or any of their respective subsidiaries and shares that are held by any shareholder who properly exercises dissenters’ rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price, without interest.

Vote Required to Adopt Merger.  The DGCL and the Company’s Certificate of Incorporation, as amended, require, among other things, that any plan of merger or consolidation of the Company must be, if a Short-Form Merger described below is not available, approved by the Company Board of Directors and approved and adopted by the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all shares of Company Common Stock entitled to vote. The Company Board of Directors has approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval and adoption of the Merger Agreement by the Company’s stockholders, if the “short-form” merger procedure is not available. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares (which would be the case if the Minimum Condition was satisfied and Purchaser were to accept for payment shares of Company Common Stock tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of the Company.

Short Form Merger and Top-Up Option.  The DGCL also provides that a parent company and a subsidiary may merge pursuant to a Short Form Merger, which does not require the approval of the board of directors or the stockholders of the subsidiary corporation. If, as a result of the Offer or otherwise, Purchaser owns at least 90% of the outstanding shares of Company Common Stock, Purchaser intends to effect the Merger without prior notice to, or any action by, any other stockholder of the Company. Pursuant to the Merger Agreement, the Company granted us a Top-Up Option, which permits but does not require us to purchase, at a price per share equal to the Offer Price, a number of additional shares of Company Common Stock sufficient to cause us to own one share more than 90% of the shares of Company Common Stock then outstanding, taking into account those shares issued upon the exercise of the Top-Up Option. The exercise of the Top-Up Option is conditioned upon more than 80% of the issued and outstanding shares of Company Common Stock having been validly tendered and not withdrawn following the consummation of the Offer. In addition, the number of shares of Company Common Stock to be purchased by us upon the exercise of the Top-Up Option may not exceed 19.9% of the shares of Company Common Stock outstanding on the date of the Merger Agreement.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the satisfaction or waiver of the following conditions: (a) if required by the DGCL, the Merger Agreement shall have been adopted by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Company Common Stock; (b) no statute, rule, regulation, judgment, injunction or ruling shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Merger; and (c) Purchaser shall have accepted for payment and paid for, or caused to be accepted for payment and paid for, all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer (including pursuant to any subsequent offer period).

Acquisition Proposals.  The Merger Agreement provides that the Company and its subsidiaries will not, nor will they authorize or permit any of their respective directors, officers, employees, investment bankers, attorneys, accountants or other agents or representatives to, directly or indirectly, (a) solicit, initiate, knowingly encourage or facilitate any inquiries, offer, proposal or indication of interest that constitutes, or would reasonably be expected to lead to an Acquisition Proposal, (b) participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to the Company or any of its subsidiaries or afford access to the properties, assets, books or records or employees of the Company or any of its subsidiary to any third party relating to an Acquisition Proposal, (c) facilitate any effort or attempt to make or implement an Acquisition Proposal, (d) accept, approve, endorse or recommend an Acquisition Proposal or (e) enter into any agreement, arrangement, undertaking, contract, commitment or understanding with respect to or contemplating an Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the Offer or Merger. In addition the Company and its subsidiaries are required to, and to cause their respective representatives to, immediately cease and terminate any existing solicitation, encouragement, activity, discussion or negotiation with any third party with respect to an Acquisition Proposal.

Notwithstanding the foregoing, if, at any time prior to Purchaser’s payment for shares tendered under the Offer, (a) the Company receives an unsolicited bona fide written Acquisition Proposal from a third party and the Company has complied with its obligations with respect to Acquisition Proposals as provided in the Merger Agreement and (b) the Company Board of Directors determines in good faith that (i) such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal and (ii) the failure to take any such action would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable law, the Company may, subject to its giving Parent at least forty-eight (48) hours prior written notice: (x) furnish information with respect to the Company and its subsidiaries to such third party and (y) participate in discussions or negotiations with such third party regarding such Acquisition Proposal.

The Merger Agreement defines “Acquisition Proposal” as any inquiry, offer, proposal, or indication of interest relating to any transaction or series of transactions (other than the transactions contemplated by the Merger Agreement) involving (a) any merger, consolidation, recapitalization, liquidation or other direct or indirect business combination involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction would hold less than eighty-five percent (85%) of the equity or voting securities of the surviving or resulting entity of such transaction, (b) the issuance by the Company or the acquisition by any third party, directly or indirectly, of shares of any class of capital stock or other equity securities of (i) the Company representing more than fifteen percent (15%) (by ownership or voting power) of the outstanding shares of any class of capital stock of the Company or (ii) any subsidiary or subsidiaries whose assets constitute more than twenty percent (20%) of the assets of the Company and its subsidiaries, taken as a whole, (c) any tender or exchange offer that if consummated would result in any third party beneficially owning shares of any class of capital stock or other equity securities of the Company representing more than fifteen percent (15%) or more (by ownership or voting power) of the outstanding shares of any class capital stock of the Company, (d) any acquisition, license, lease, purchase or other disposition of assets that constitute more than twenty percent (20%) of the assets of the Company and its subsidiaries, taken as a whole (other than the sale of inventory in the ordinary course of business or consistent with past practice), or (e) any combination of the foregoing.

“Superior Proposal” means any bona fide written Acquisition Proposal (received by the Company after February 17, 2007 and not in breach of the terms of the Merger Agreement) to acquire all or substantially all of the equity securities of the Company or all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis which (i) is not subject to a financing contingency and (ii) the Company Board of Directors determines in good faith, after consultation with its financial and legal advisors, would, if consummated in accordance with its terms, be more favorable to the Company’s stockholders (in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement, including the Offer and the Merger (after taking into account any adjustment to the terms and conditions of the Merger Agreement proposed by Parent in response to such Acquisition Proposal).

Board Recommendation.  Pursuant to the Merger Agreement, the Company Board of Directors is required to (a) recommend that the Company stockholders accept the Offer, tender their shares to Purchaser pursuant to the Offer and, if necessary under applicable law, adopt the Merger Agreement in accordance with the applicable provisions of DGCL (the “Company Recommendation”), and (b) include the Company Recommendation in the its recommendation to its stockholders on Schedule 14D-9 and permit Parent to include the Company Recommendation in the tender offer documents. In addition, neither the Company Board of Directors nor any committee thereof is permitted to (a) withdraw, qualify, modify, change or amend in any manner adverse to Parent or Purchaser, the Company Recommendation or the approval by the Company Board of Directors of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger or (b) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (any such action being referred to as a “Company Change in Recommendation”).

Notwithstanding the foregoing, the Merger Agreement provides that the Company Board of Directors may effect a Company Change in Recommendation prior to Purchaser’s payment for shares tendered under the Offer, if either:

(a) (i) the Company Board of Directors has received a Superior Proposal (in compliance with the terms of the Merger Agreement), (ii) the Company Board of Directors determines in good faith that the failure to effect a Company Change in Recommendation in light of such Superior Proposal would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable law, (iii) at least three (3) days prior to such Company Change in Recommendation, the Company shall have provided to Parent a written notice of its intention to make such Company Change in Recommendation, (iv) during the three-day period following Parent’s receipt of such notice, the Company shall have given Parent the opportunity to meet with the Company and, at Parent’s request, shall have negotiated in good faith regarding the terms of possible revisions to the terms of the Merger Agreement and (v) Parent shall not, within three (3) Business Days of Parent’s receipt of a Notice of Recommendation Change have made an offer that the Board of Directors of the Company determines in good faith to be at least as favorable to the Company’s stockholders as such Superior Proposal; or

(b) other than in connection with a Superior Proposal, (i) the Company Board of Directors determines in good faith that the failure to effect a Company Change in Recommendation would constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable law, (ii) at least three (3) days prior to such Company Change in Recommendation, the Company shall have provided to Parent a notice of its intention to make such Company Change in Recommendation, and (iii) during the three-day period following Parent’s receipt of such notice, the Company shall have given Parent the opportunity to meet with the Company and, at Parent’s request, shall have negotiated in good faith regarding the terms of possible revisions to the terms of the Merger Agreement.

Termination of the Merger Agreement.  The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval of the Merger Agreement by the stockholders of the Company:

(a) by mutual written consent of Parent and the Company, with board approval; or

(b) by either Parent or the Company if a court of competent jurisdiction or other Governmental Entity shall have issued a final, non-appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the Offer or Merger, provided, that the right to terminate shall not be available to a party if the issuance of such final ruling was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement.

In addition, the Merger Agreement may be terminated at any time prior to Purchaser’s payment for any shares of Company Common Stock tendered and not withdrawn pursuant to the Offer:

(x) by either Parent or the Company if:

(i) there has been a breach by the other party of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach (1) in the case of a breach by the Company shall result in any of the conditions set forth in Section 14—“Conditions to Offer” not being satisfied, and (2) in the case of a breach by Parent or Purchaser, such breach shall have had or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon Parent or Purchaser’s ability to consummate the Offer or Merger (and in each case such breach is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied within thirty (30) days after the receipt of notice thereof); and

(ii) Purchaser shall not have accepted for payment and paid for all shares of Company Common Stock tendered pursuant to the Offer in accordance with the terms thereof on or before April 30, 2007 (or June 15, 2007 in the event clearance has not been received under the HSR Act); provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such date.

(y) by Parent, if (i) a Company Change in Recommendation shall have occurred, (ii) the Company Board of Directors or any committee thereof shall have approved or recommended any Superior Proposal, (iii) the Company or any Company Subsidiary shall have entered into any agreement with respect to any Acquisition Proposal (other than certain confidentiality agreements), (iv) the Company shall have failed to include the Company Recommendation in its recommendation to its stockholders on Schedule 14D-9 or shall not have rejected any Acquisition Proposal within ten (10) Business Days of the making thereof, (v) the Company Board of Directors shall have failed to reconfirm the Company Recommendation promptly following Parent’s request to do so, or (vi) the Company Board of Directors or any committee thereof shall have resolved to take any action described in the preceding clauses (i) through (v) above.

(z) by the Company immediately prior to entering into a definitive agreement with respect to a Superior Proposal, if (i) the Company’s receipt of such Superior Proposal was not in violation of the terms of the Merger Agreement, (ii) the Company has not breached or violated its obligations described below under “Acquisition Proposals” with regard to such Superior Proposal, (iii) the Company Board of Directors has effected a Company Change in Recommendation and authorized the entering into an agreement regarding such Superior Proposal, in compliance with the terms of the Merger Agreement, (iv) immediately prior to the termination of the Merger Agreement, the Company pays to Parent the Termination Fee, and (v) immediately following the termination of the Merger Agreement, the Company enters into a definitive agreement to effect such Superior Proposal.

Fees and Expenses; Termination Fee.  Except as provided below, all costs and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring or required to incur such expenses, except that all fees paid in respect of any HSR Act or other regulatory filing will be borne one-half by the Company and one-half by Parent.

If the Merger Agreement is terminated pursuant to paragraphs (y) or (z) of subsection “Termination of the Merger Agreement” above, then the Company shall pay to Parent, simultaneously with the occurrence of such termination, a fee equal to $4,500,000 (the “Termination Fee”).

If the Merger Agreement is terminated pursuant to paragraph (x)(i) of subsection “Termination of the Merger Agreement” due to a breach of a covenant or agreement of the Company or an intentional breach of a representation or warranty of the Company, and (a) prior to such breach an Acquisition Proposal shall have been made, and (b) within 12 months following the date of such termination an transaction described in the definition of “Acquisition Proposal” occurs, then the Company shall pay to Parent the Termination Fee.

Conduct of Business by the Company.  The Merger Agreement provides that except as required by law and for matters expressly contemplated by the Merger Agreement or permitted by Parent, from the date of the Merger Agreement until the effective time of the Merger, the Company will, and will cause each of its subsidiaries to, (a) conduct its business in all material respects in the ordinary course; (b) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and to retain the services of its key officers and key employees; (c) comply in all material respects with applicable laws and the requirements of all Company material contracts; and (d) take no action that is intended to or that would reasonably be expected to materially adversely affect or materially delay the ability of any of the parties to obtain any necessary approvals of any governmental entity required for the

Offer and Merger, to perform its covenants and agreements under the Merger Agreement or to otherwise materially delay or prohibit consummation of the Merger. In addition, and without limiting the generality of the foregoing, except for matters expressly permitted by the Merger Agreement or set forth in the Company’s disclosure letter delivered to Parent and Purchaser contemporaneously with the execution of the Merger Agreement, from the date of the Merger Agreement to the effective time of the Merger, the Company will not, and will not permit any of its subsidiaries to, do any of the following without the prior written consent of Parent:

(i) adjust, split, combine or reclassify any capital stock or otherwise amend the terms of its capital stock;

(ii) make, declare, set aside or pay any dividend, or make any other distribution (whether in cash, stock, equity securities or property) on, or directly or indirectly sell, grant, dispose of, pledge, redeem, purchase or otherwise acquire or encumber, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except in connection with cashless exercises or similar transactions pursuant to the exercise of stock options or other awards issued and outstanding as of the date of the Merger Agreement under the company stock plans; provided that following the end of each fiscal quarter the Company is allowed declare and pay a quarterly cash dividend equal to $0.09 per Share and that the restriction shall not apply to intercompany dividends or distributions among the Company and its Subsidiaries in the ordinary course of business; provided, further, that in no event shall the Company declare a dividend respect to the fiscal quarter ended March 31, 2007 prior to May 1, 2007;

(iii) grant any person any right to acquire any shares of its capital stock;

(iv) issue or authorize the issuance of any additional shares of capital stock or any securities or rights convertible into shares of capital stock except pursuant to the exercise of stock options or other awards issued under the Company stock plans or the Company warrants, in each case issued and outstanding as of the date of the Merger Agreement and in accordance with the their terms;

(v) purchase, sell, transfer, mortgage, encumber or otherwise dispose of or subject to any lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any properties or assets having a value in excess of $1 million in the aggregate (other than sales of inventory or commodity purchase, sale or hedging agreements, in each case in the ordinary course of business);

(vi) make any new capital expenditures not contemplated by the Company’s capital expenditure budget having an aggregate value in excess of $1 million for any consecutive 12 month period;

(vii) issue, sell, incur, assume, guarantee (including entering into a “keep well” or similar agreement), or become obligated with respect to (1) any indebtedness for borrowed money or any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its subsidiaries, excluding intercompany debt among the Company and its subsidiaries consistent with past practice, other than borrowings in the ordinary course of business in amounts not in excess of $34 million in the aggregate outstanding at any time pursuant to the Company’s existing credit facilities or under short-term debt or overdraft facilities, in each case as in effect as of the date of the Merger Agreement or (2) any indebtedness for borrowed money or any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its subsidiaries that contain covenants that materially restrict the Merger or that are materially inconsistent with Parent’s financing commitments;

(viii) directly or indirectly make any investment in or acquire another person or business in excess of $1 million in the aggregate, whether by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers or entering into binding agreements with respect to any such investment or acquisition;

(ix) (1) except in the ordinary course of business, enter into, renew, extend, materially amend or terminate any Company material contract or contract which if entered into prior to the date hereof would be a Company material contract, in each case, other than any contract relating to indebtedness that would not be prohibited under clause (vii) above; (2) enter into or extend the term or scope of any contract that purports to restrict the Company or any of its subsidiaries from engaging in any line of business or in any geographic area; (3) amend or modify the Company’s engagement letter with Sagent Advisors; or (4) enter into any contact that would be breached by, or require the consent of any third party in order to continue in full force following, the consummation of the Offer and the Merger;

(x) except to the extent required by law or by Company material contracts, benefit plans or foreign benefit plans each in existence as of the date of the Merger Agreement, (1) amend or increase in any manner the compensation or benefits of any of its employees, directors, officers or consultants, except for non-material increases of compensation or benefits for employees (other than officers or directors) made in the ordinary course of business and in amounts and in a manner consistent with past practice; (2) pay any pension, severance or retirement benefits; or (3) enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any stockholder, director, officer, other employee, consultant or affiliate;

(xi) waive, release, assign, settle or compromise any material claim, action or proceeding, other than in the ordinary course of business;

(xii) amend or waive any provision of its certificate of incorporation or its bylaws or other equivalent organizational documents;

(xiii) take any action that is intended or could reasonably be expected to result in any of the conditions to the Merger set not being satisfied or materially delay such satisfaction;

(xiv) implement or adopt any material change in its tax or financial accounting principles, practices or methods, other than as required by GAAP, applicable law or regulatory guidelines;

(xv) enter into any closing agreement with respect to material taxes, settle or compromise any material liability for taxes, make, revoke or change any material tax election, agree to any adjustment of any material tax attribute, file or surrender any claim for a material refund of taxes, execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of material taxes, file any material amended tax return or obtain any material tax ruling;

(xvi) enter into a new line of business;

(xvii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned subsidiaries of the Company);

(xviii) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Company stock plans or any agreement evidencing any outstanding Company stock option, warrant or other right to acquire Company capital stock or any similar or related contract;

(xix) (1) settle or compromise any legal proceeding material to the Company and its subsidiaries taken as a whole or (2) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in accordance with their terms of liabilities, claims or obligations reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company’s documents filed with the SEC or incurred since the date of such financial statements in the ordinary course of business; or

(xx) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors (1) in support of, any of the actions prohibited above or (2) which would cause any of the representations or warranties of the Company set forth in the Merger Agreement (A) that are qualified as to materiality or

Company material adverse effect to be untrue or (B) that are not so qualified to be untrue in any material respect.

Board of Directors.  The Merger Agreement provides that upon the acceptance for payment of, and payment by the Purchaser for, any shares pursuant to the Offer, Purchaser will be entitled to designate such number of directors on the Company Board as will give Purchaser representation on the Company Board of Directors equal to at least that number of directors, rounded up to the next whole number, that equals the product of: (a) the total number of directors on the Company Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that the aggregate number of shares beneficially owned by Parent, Purchaser and any of its affiliates bears to the total number of shares then outstanding. In connection with the foregoing, the Company has agreed, either to increase the size of the Company Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser’s designees to be elected or appointed to the Company Board as provided above. The Company has also agreed to use its reasonable best efforts to cause Parent’s designees to be proportionately represented on each committee of the Company Board of Directors and each board of directors or committee of each subsidiary of the Company. Subject to applicable law, the Company has agreed promptly to take all action requested by Parent necessary to effect any such election or appointment, including mailing to its shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

Following the election or appointment of Purchaser’s designees pursuant to provisions described in the preceding paragraph until the effective time of the Merger, the approval of a majority of the independent directors of the Company then in office who were not designated by Parent shall be required to (i) authorize the Company to amend or terminate the Merger Agreement; (ii) exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect the stockholders (other than Parent or Purchaser); (iii) amend the Company organizational documents if such action would materially and adversely affect the stockholder (other than Parent or Purchaser); or (iv) take any other action of the Company Board of Directors under or in connection with the Merger Agreement if such action would materially and adversely affect the stockholders (other than Parent or Purchaser).

The Merger Agreement further provides that the directors of Purchaser immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger until their respective successors are duly elected and qualified.

Treatment of Stock Options and Warrants.  The Merger Agreement provides that as of the effective time of the Merger, each option or warrant to purchase shares of Company Common Stock that is outstanding immediately prior to the effective time, whether or not then vested or exercisable, will become fully vested and be converted into the right to receive a payment in cash, payable in U.S. dollars and without interest, equal to the product of (i) the excess, if any, of (x) the Offer Price over (y) the exercise price per share for such Company stock option or warrant, multiplied by (ii) the number of shares for which such Company stock option or warrant has not previously been exercised.

Indemnification; Insurance.  In the Merger Agreement, Parent and Purchaser have agreed that all rights to indemnification for all acts or omissions occurring prior to the effective time of the Merger existing in favor of the current or former directors or officers of the Company and its subsidiaries (the “Indemnified Parties”) as provided in their respective certificates of incorporation, by-laws or indemnification agreements will survive the Merger and will continue in full force and effect. In addition, the surviving corporation from the Merger is required to indemnify the Indemnified Parties against claims arising out of acts or omissions occurring prior to the effective time of the Merger related to such person’s service for the Company.

The Merger Agreement allows the Company to purchase and maintain for six years after the effective time of the Merger a fully pre-paid “tail” policy of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries on the date hereof for claims arising from acts or omissions occurring at or prior to the effective time of the Merger, to the extent that such liability insurance can be obtained at a cost to the Company not greater than 300% of the current annual premium for the current the Company directors’ and officers’ liability insurance.

Commercially Reasonable Efforts.  Subject to the terms of the Merger Agreement, each of the Company, Parent and Purchaser have agreed to use its commercially reasonable efforts to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the Merger Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods, including the Company approvals and the Parent approvals, from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance, or waiver from, or to avoid an action or proceeding by, any governmental entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger and the other transactions contemplated by the Merger Agreement; and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by the Merger Agreement; provided, however, that in no event is the Company be required to pay prior to the effective time any fee, penalties or other consideration to any third party to obtain any consent or approval required for the consummation of the Merger under any contract.

Notwithstanding the foregoing paragraph, the Merger Agreement also provides that the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing shall require Parent to offer, accept or agree (i) to dispose or hold separate any part of its or the Company’s businesses, operations, assets or product lines (or a combination of Parent’s and the Company’s respective businesses, operations, assets or product lines), (ii) not compete in any geographic area or line of business, and/or (iii) to restrict the manner in which, or whether, Parent, the Company, the surviving corporation from the Merger or any of their affiliates may carry on business in any part of the world, unless Parent determines, in its sole reasonable judgment, that such action would not have more than a de minimis adverse impact on the strategic and other benefits expected to be achieved from the Merger and would not have more than a de minimis adverse impact on Parent or the Company.

Representations and Warranties.  The Merger Agreement contains various customary representations and warranties.

Support Agreement.  The following is a summary of the Support Agreement, a copy of which has been filed as an exhibit to the Parent’s Current Report on Form 8-K filed on February 20, 2007 and is incorporated herein by reference. The following summary may not contain all of the information important to you and is qualified in its entirety by reference to entire text of the Support Agreement.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Support Agreement (the “Support Agreement”) with Thomas C. Foley. Pursuant to the Support Agreement, Mr. Foley has agreed to irrevocably tender 1,600,000 shares of Company Common Stock beneficially owned by him in the Offer. Thomas C. Foley may only withdraw his shares of Company Common Stock from the Offer if the Support Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. The Support Agreement also requires that Thomas C. Foley irrevocably tender any shares of Company Common Stock acquired after February 17, 2007, including upon the exercise of warrants or options to acquire shares of Company Common Stock or otherwise. The shares of Company Common Stock subject to the Support Agreement represent approximately 42.5% of the outstanding shares of Company Common Stock, as of February 15, 2007.

14.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Merger Agreement, and in addition to (and not in limitation of) Purchaser’s rights and obligations to extend or amend the Offer in accordance with the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, Purchaser shall not be required to accept for payment or pay for, and may delay the acceptance for payment of or, subject to the restrictions referred to above, the payment for, any validly tendered Shares if (i) the Minimum Condition shall not have been satisfied at any then scheduled Offer Expiration Date; (ii) any waiting period under the HSR Act or any similar foreign competition laws applicable to the transactions contemplated by the Merger Agreement has not expired or terminated prior to the termination or expiration of the Offer at or prior to any then scheduled Offer Expiration Date; or (iii) any of the following events has occurred and be continuing at the scheduled Offer Expiration Date:

(a) there shall be threatened or pending any suit, action or proceeding by any governmental entity of competent jurisdiction against Parent, Purchaser, the Company or any of its subsidiaries (i) challenging the acquisition by Purchaser (or Parent on Purchaser’s behalf) of any shares of Company Common Stock pursuant to the Offer or seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (ii) seeking to impose material limitations on the ability of Purchaser (or Parent on Purchaser’s behalf), or render Purchaser (or Parent on Purchaser’s behalf) unable, to accept for payment, pay for or purchase any or all of the shares of Company Common Stock pursuant to the Offer or the Merger, (iii) seeking to prohibit or impose any material limitations on the ownership or operation by Parent (or any of its Subsidiaries) of all or any portion of businesses or assets of Parent, the Company or any of their respective subsidiaries as a result of or in connection with the transactions contemplated by the Merger Agreement, or to compel Parent, the Company or any of their respective subsidiaries to dispose of, license or hold separate any material portion of the businesses or assets of Parent, the Company or any of their respective subsidiaries as a result of or in connection with the transactions contemplated by the Merger Agreement, (iv) seeking to impose material limitations on the ability of Parent or Purchaser effectively to exercise full rights of ownership of the shares, including the right to vote the shares purchased by it on all matters properly presented to the stockholders of the Company, or (v) which otherwise would have a Company Material Adverse Effect;

(b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a government entity to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act or similar waiting periods with respect to the any similar foreign competition laws, that (x) seeks to or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above, or (y) has the effect of making such transactions illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement;

(c) (i) any of the representations and warranties of the Company contained in Sections 3.2, 3.3, 3.4 or 3.19 of the Merger Agreement shall not be true and correct in all material respects, each as of the date hereof and as of the expiration date of the Offer with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), or (ii) except as has not had and would not have a Company Material Adverse Effect, the representations and warranties of the Company contained in the Merger Agreement, other than the representations and warranties referenced in clause (i) of this paragraph (c) shall not be true and correct in all respects (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein and without giving effect to any modifications or updates to the Company disclosure letter) as of the date of the Merger Agreement and as of the expiration date of the Offer with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein and without giving effect to any modifications or updates to the Company Disclosure Letter) as of such date or time);

(d) since the date of the Merger Agreement, any fact(s), change(s), event(s), development(s) or circumstance(s) have occurred, arisen or come into existence or become known to the Company, Parent or Purchaser, which is continuing and which had or would have a Company Material Adverse Effect;

(e) the Company shall have breached or failed, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement prior to the expiration of the Offer (or, in the case of Section 5.10 of the Merger Agreement, shall have intentionally breached or failed in any material respect to perform or comply with such Section 5.10) and such breach or failure shall not have been cured;

(f) Purchaser shall have failed to receive a certificate of the Company, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the scheduled Offer Expiration Date, to the effect that the conditions set forth in paragraphs (c), (d) and (e) of this Section 14 — “Conditions of the Offer” have not occurred;

(g) a Company Change in Recommendation shall have occurred;

(h) the Company shall not have filed its Form 10-K for the fiscal year ended December 31, 2006 with the SEC at least 20 days prior to the then scheduled Offer Expiration Date; or

(i) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Parent or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement. The foregoing conditions shall be in addition to, and not a limitation of the rights of Parent and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. Any reference in this Section 14 — “Conditions of the Offer” have not occurred or in the Merger Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirements is so waived. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

“Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that (i) has or would be reasonably likely to have a material adverse effect on the assets, business, properties, liabilities (contingent or otherwise), results of operations or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole or (ii) would be reasonably likely to prevent or materially delay or materially impair the ability of the Company to consummate the transactions contemplated by the Merger Agreement, but, in the case of the foregoing clause (i), shall not include facts, circumstances, events, changes, effects or occurrences (A) generally affecting the industry in which the Company operates or conducts its business or the economy or the financial or securities markets in the United States or elsewhere in the world, including effects on such industries, economy or markets resulting from any regulatory an political conditions or developments or any natural disaster of any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof (except in each case to the extent such changes disproportionately affect the Company or its Subsidiaries); (B) reflecting or resulting from changes in Law or GAAP or the interpretations thereof; (C) resulting from actions or omissions of the Company or any of its Subsidiaries which Parent has requested, to which Parent has expressly consented or that are in compliance with the terms of the Merger Agreement, (D) resulting from any legal proceedings arising from allegations of breach of fiduciary duty relating to the Merger Agreement or false or misleading public disclosure (or omission) in connection with the Merger Agreement made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) or (E) resulting from the announcement of (1) the Offer or Merger or the proposal thereof (including the loss or departure of employees or adverse developments in relationships with customers, suppliers, distributors or other business partners) or (2) the Merger Agreement and the transactions contemplated thereby.

15.	Certain Legal Matters; Regulatory Approval.

Except as described in this Section 15—“Certain Legal Matters,” based on information provided by the Company, none of the Company, Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by Purchaser’s acquisition of the shares of Company Common Stock in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the shares of Company Common Stock by Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “—Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although Purchaser does not presently intend to delay the acceptance for payment of or payment for shares of Company Common Stock tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any shares of Company Common Stock tendered. See Section 14—“Conditions of the Offer.” Except as described in this Section 15—“Certain Legal Matters; Regulatory Approval,” Parent and Purchaser are not aware of any material pending legal proceedings relating to the tender offer.

Business Combination Statutes.  The Company is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which imposes certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three (3) years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until twelve (12) months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither the Company’s certificate of incorporation nor bylaws excludes the Company from the coverage of the Business Combination Provisions. Upon consummation of the Offer, Parent and Purchaser collectively will be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions, and the Business Combination Provisions will prohibit consummation of the Merger for a period of three (3) years following consummation of the Offer. However, the Company’s board of directors approved the commencement of the Offer and the execution of the Merger Agreement. Accordingly, Parent and Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to the consummation of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of shares of Company Common Stock in the Offer, we might be unable to accept for payment or purchase shares of Company Common Stock tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any shares of Company Common Stock tendered.

Antitrust Matters

The United States.  The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

On March 1, 2007, Parent filed a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act in connection with the purchase of the shares of Company Common Stock in the Offer and the Merger with the DOJ and the FTC. The Company filed a similar Notification and Report Form for certain Mergers and Acquisitions under the HSR Act in connection with Offer and the Merger with the DOJ and the FTC on March 2, 2007. The filings will be subject to a fifteen (15) day initial waiting period, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the purchase of the shares of Company Common Stock in the Offer and the Merger will expire at 11:59 p.m., New York City time, on March 16, 2007, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth (10th) day after substantial compliance by Parent and the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. We are not required to accept for payment shares of Company Common Stock tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14—“Conditions of the Offer.”

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser’s acquisition of shares of Company Common Stock in the Offer and the Merger. At any time before or after Purchaser’s acquisition of shares of Company Common Stock, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of shares of Company Common Stock in the Offer or otherwise seeking divestiture of shares of Company Common Stock acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of shares of Company Common Stock by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Other Foreign Jurisdictions.  We are reviewing whether any such filings are required in connection with the Offer or the Merger and intend to make such filings promptly to the extent required. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or if such challenge is made, of the results thereof.

16.	Fees and Expenses.

We have retained D. F. King & Co., Inc. to act as the information agent and American Stock Transfer & Trust Company to act as the depositary in connection with the Offer. The Information Agent may contact holders of shares of Company Common Stock by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Company Common Stock in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in Section 9 — “Certain Information Concerning Parent and Purchaser” of this Offer to Purchase.

FOREST ACQUISITION CORPORATION

March 5, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. The business address of each director and officer is care of Altra Holdings, Inc., 14 Hayward Street, Quincy, MA 02171. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Altra Holdings, Inc.

Any shares of Company Common Stock or other equity securities of the Company owned by Parent’s directors and executive officers and any transaction effected in such shares or equity securities of the Company by such persons during the past sixty (60) days are described below.

None of the directors and officers of Parent listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors of Parent are identified by “DP”. Executive officers of Parent are identified by “EOP”

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Michael L. Hurt DP, EOP	61	Michael L. Hurt, P.E. has been Chief Executive Officer and a director since the formation of Parent in 2004. In November 2006, Mr. Hurt was elected as chairman of the board. During 2004, prior to Parent’s formation, Mr. Hurt provided consulting services to Genstar Capital and was appointed Chairman and Chief Executive Officer of Kilian (now a subsidiary of Parent) in October 2004. From January 1991 to November 2003, Mr. Hurt was the President and Chief Executive Officer of TB Wood’s Corporation. Prior to TB Wood’s, Mr. Hurt spent 23 years in a variety of management positions at the Torrington Company, a major manufacturer of bearings and a subsidiary of Ingersoll Rand. Mr. Hurt holds a B.S. degree in Mechanical Engineering from Clemson University and an M.B.A. from Clemson-Furman University.

		Mr. Hurt owns 2,081 shares of Company Common Stock which he acquired in January, 2007, in connection with the cashless exercise of stock options that were about to expire, at a strike price of $12.75 per share.

Carl R. Christenson EOP	47	Carl R. Christenson has been President and Chief Operating Officer since January 2005. From 2001 to 2005, Mr. Christenson was the President of Kaydon Bearings, a manufacturer of custom-engineered bearings and a division of Kaydon Corporation. Prior to joining Kaydon, Mr. Christenson held a number of management positions at TB Wood’s Corporation and several positions at the Torrington Company. Mr. Christenson holds a M.S. and B.S. degree in Mechanical Engineering from the University of Massachusetts and a M.B.A. from Rensselaer Polytechnic.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

David A. Wall EOP	48	David A. Wall has been Chief Financial Officer since January 2005. From 2000 to 2004, Mr. Wall was the Chief Financial Officer of Berman Industries, a manufacturer and distributor of portable lighting products. From 1994 to 2000, Mr. Wall was the Chief Financial Officer of DoALL Company, a manufacturer and distributor of machine tools and industrial supplies. Mr. Wall is a Certified Public Accountant and holds a B.S. degree in Accounting from the University of Illinois and a M.B.A. in Finance from the University of Chicago.

Gerald Ferris EOP	57	Gerald Ferris has been Altra Industrial Motion, Inc.’s (Altra Holdings’ wholly owned subsidiary) Vice President of Global Sales since November 2004 and held the same position with Power Transmission Holdings, LLC, its predecessor, since March 2002. He is responsible for the worldwide sales of Altra’s broad product platform. Mr. Ferris joined Altra’s predecessor in 1978 and since joining has held various positions. He became the Vice President of Sales for Boston Gear in 1991. Mr. Ferris holds a B.A. degree in Political Science from Stonehill College.

Timothy McGowan EOP	49	Timothy McGowan has been Altra Industrial Motion, Inc.’s Vice President of Human Resources since November 2004 and held the same position with its predecessor since June 2003. Prior to joining Altra, from 1994 to 1998 and again from 1999 to 2003 Mr. McGowan was Vice President, Human Resources for Bird Machine, part of Baker Hughes, Inc., an oil equipment manufacturing company. Before his tenure with Bird Machine, Mr. McGowan spent many years with Raytheon in various Human Resources positions. Mr. McGowan holds a B.A. degree in English from St. Francis College in Maine.

Edward L. Novotny EOP	54	Edward L. Novotny has been Altra Industrial Motion, Inc.’s Vice President and General Manager of Boston Gear, Overrunning Clutch, Huco since November 2004 and held the same position with its predecessor since May 2001. Prior to joining Altra’s predecessor in 1999, Mr. Novotny served in a plant management role and then as the Director of Manufacturing for Stabilus Corporation, an automotive supplier, since October 1990. Prior to Stabilus, Mr. Novotny held various plant management and production control positions with Masco Industries and Rockwell International. Mr. Novotny holds a B.S. degree in Business Administration from Youngstown State University.

Craig Schuele EOP	43	Craig Schuele has been Altra Industrial Motion, Inc.’s Vice President of Marketing and Business Development since November 2004 and held the same position with its predecessor since July 2004. Prior to his current position, Mr. Schuele has been Vice President of Marketing since March 2002, and previous to that he was Director of Marketing. Mr. Schuele joined Altra’s predecessor in 1986 and holds a B.S. degree in management from Rhode Island College.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Jean-Pierre L. Conte DP	43	Jean-Pierre L. Conte was elected as a director in November 2004. Mr. Conte also served as chairman of the board from November 2004 until November 2006. Mr. Conte is currently Chairman and Managing Director of Genstar Capital. Mr. Conte joined Genstar Capital in 1995. Prior to leading Genstar Capital, Mr. Conte was a principal for six years at the NTC Group, Inc., a private equity investment firm. He began his career at Chase Manhattan in 1985. He has served as a director and chairman of the board of PRA International, Inc. since 2000. Mr. Conte has also served as a director of Propex Fabrics, Inc. since December 2004 and as a director of Panolam Industries International, Inc. since September 2005. Mr. Conte holds a B.A. from Colgate University and an M.B.A. from Harvard University.

		Mr. Conte owns 9,236 shares of Company Common Stock. He acquired these shares more than five years ago.

Frank E. Bauchiero DP	71	Frank E. Bauchiero was elected as a director in November 2004. Mr. Bauchiero serves on the Strategic Advisory Committee of Genstar Capital. Prior to joining Genstar Capital, from 1997 to 1999 Mr. Bauchiero was President and Chief Operating Officer of Walbro Corporation, a manufacturer of fuel storage and delivery systems for the automotive industry, and from 1987 to 1997 was President of Dana Corporation’s North American Industrial Operations.

Darren J. Gold DP	36	Darren J. Gold was elected as a director in November 2004. Mr. Gold is currently a Managing Director of Genstar Capital. Mr. Gold joined Genstar Capital in 2000. Prior to joining Genstar Capital, Mr. Gold was an engagement manager with McKinsey & Company. He has served as a director at INSTALLS inc., LLC since 2002 and Panolam Industries International, Inc. since 2005. Mr. Gold holds a B.A. in Political Science and History from the University of California, Los Angeles and a J.D. from the University of Michigan.

Larry McPherson DP	61	Larry McPherson was elected as a director in January 2005. Prior to joining the board, Mr. McPherson was a Director of NSK Ltd. from 1997 until his retirement in 2003 and served as Chairman and CEO of NSK Europe from January 2002 to December 2003. In total he was employed by NSK Ltd. for 21 years and was Chairman and CEO of NSK Americas for the six years prior to his European assignment. Mr. McPherson continues to serve as an advisor to the board of directors of NSK Ltd. as well as a board member of McNaughton and Gunn, Inc. and of a privately owned printing company. Mr. McPherson earned his MBA from Georgia State and his undergraduate degree in Electrical Engineering from Clemson University.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Richard D. Paterson DP	63	Richard D. Paterson was elected as a director in November 2004. Since 1987, Mr. Paterson has been a Managing Director at Genstar Capital. Prior to joining Genstar Capital, Mr. Paterson was a Senior Vice President and Chief Financial Officer of Genstar Corporation, a New York Stock Exchange listed company. He has served as a director of North American Energy Partners Inc. since 2005, Propex Fabrics, Inc. since 2004, American Pacific Enterprises, LLC since 2004, Woods Equipment Company since 2004 and INSTALLS inc, LLC since 2004. Mr. Paterson is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is care of Altra Holdings, Inc., 14 Hayward Street, Quincy, MA 02171. None of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors of Purchaser are identified by “DP”. Executive officers of Purchaser are identified by “EOP”

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Michael L. Hurt DP, EOP	61	Michael L. Hurt has been President, Chief Executive Officer and a director since the company’s formation in February 2007. Please see the description above under ‘Directors and Executive Officers of Parent’ for Mr. Hurt’s current principal occupation, five-year employment history and a description of Mr. Hurt’s ownership of Company Common Stock.

David A. Wall EOP	48	David A. Wall has been Chief Financial Officer, Treasurer and Secretary since the company’s formation in February 2007. Please see the description above under ‘Directors and Executive Officers of Parent’ for Mr. Wall’s current principal occupation and for a five-year employment history.

Jean-Pierre L. Conte DP	43	Jean-Pierre L. Conte has been a director of the company since February 2007. Please see the description above under ‘Directors and Executive Officers of Parent’ for Mr. Conte’s current principal occupation, a five-year employment history and a description of Mr. Conte’s ownership of Company Common Stock.

Darren J. Gold DP	36	Darren J. Gold has been a director of the company since February 2007. Please see the description above under ‘Directors and Executive Officers of Parent’ for Mr. Gold’s current principal occupation and for a five-year employment history.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares of Company Common Stock and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Hand or Overnight Carrier:

American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
Attn: Reorganization Department 59 Maiden Lane New York, NY 10038	Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219

By Facsimile:

(718) 234-5001

Confirm:
(By Telephone Only)
(877) 248-6417
(718) 921-8317

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. KING & CO., INC.

48 Wall Street
New York, New York 10005

Banks and Brokers call: (212) 269-5550 (collect)
All others call toll-free: (800) 949-2583